Amended and Restated Operating Agreement and First Amendment to the Amended and Restated Operating Agreement

HAF HOLDINGS II, LLC

AMENDED AND RESTATED

OPERATING AGREEMENT

Dated as of March 31, 2023

Table of Contents

HAF HOLDINGS II, LLC

AMENDED AND RESTATED

OPERATING AGREEMENT

This Amended and Restated Operating Agreement (the "Agreement") is made and entered into as of March 31, 2023, by and between HAF Hudson MM LLC, a New York limited liability company (the "Managing Member"), and the persons who purchase Company Interests now or following the date of this Agreement, by executing an Investment Agreement and contributing capital, which may include Managing Member and/or its affiliates (each, individually, an "Investor Member" and collectively, the "Investor Members"). The Investor Members and the Managing Member are sometimes collectively referred to as "Members" in this Agreement.

RECITALS

WHEREAS, on February 6, 2019, HAF Holdings II, LLC (the "Company") was formed pursuant to the filing of Articles of Organization with the Office of the Secretary of State of New York;

WHEREAS, the Historic Albany Foundation, Inc. (the "Withdrawing Member") entered into that certain Operating Agreement with respect to the Company, effective as of February 6, 2019 (the "Existing Agreement");

WHEREAS, the Withdrawing Member desires to withdraw from the Company and the Managing Member desires to be admitted to the Company as the Managing Member.

WHEREAS, the Company has a leasehold interest in the building located in Albany, New York and commonly known as the "Van Ostrande–Radliff House" (the "Building") as well as the Land (as such term is hereinafter defined) upon which the Building is located pursuant to the Capital Lease;

WHEREAS, the rehabilitation of the Building will help ensure the preservation and protection of the historic Building through the restoration of the historic interior and exterior of the Building, and the development of the Building into commercial space that will qualify for Federal Historic Tax Credits and State Historic Tax Credits;

WHEREAS, the Managing Member is the managing member of the Company and has transferred all development entitlements relating to the Building and intends to make an investment in the Company in the aggregate amount of $2,461,319 (the "Managing Member Capital Contribution"), which includes sums previously incurred by the member of the Managing Member in the amount of $32,716.81, for which Managing Member shall receive capital account credit pursuant to the terms of the Capital Lease (as defined herein);

WHEREAS, the Investor Members are anticipated to make capital contributions to the Company in the anticipated aggregate amount of up to $945,760 to the Company;

WHEREAS, each Investor Member's capital contribution, and the Managing Member Capital Contribution shall be used to fund the rehabilitation of the Building; and

WHEREAS, the parties hereto now desire to amend and restate the Existing Agreement to (i) admit each Investor Member to the Company as the Investor Members; (ii) admit the Managing Member to the Company as the Managing Member and appoint the Managing Member as the Managing Member of the Company; and (iii) set forth all of the provisions governing the Company.

NOW, THEREFORE, in consideration of the foregoing, of mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereby agree as follows:

ARTICLE 1
CONTINUATION OF THE COMPANY

1.1   Formation. The Company was formed as a New York limited liability company by executing and transmitting Articles of Organization to the Secretary of State of New York in accordance with the provisions of New York law. The Secretary of State of New York certified that the Company was formed effective February 06, 2019. Effective with the filing of the Articles of Organization, the company shall constitute a limited liability company formed pursuant to the New York Limited Liability Company Act and other applicable laws of the State of New York. The Members shall, when required, file such amendments to or restatements of its Articles of Organization, in such public offices in the State of New York or elsewhere, as the Members deem advisable to give effect to the provisions of this Agreement and the Articles of Organization, and to preserve the character of the Company as a limited liability company.

1.2   Organizer Release. The Company hereby ratifies and adopts the acts and conduct of the Company's organizer in connection with the Company's organization as acts and conduct by and on behalf of the Company. The organizational and other activities for which the organizer was responsible have been completed. The organizer is hereby relieved of any further duties and responsibilities in that regard, and the Company and the Members hereby indemnify and hold harmless the organizer for any loss, liability, or expense arising from his actions or conduct in such capacity.

1.3   Name. The name of the Company is HAF Holdings II, LLC.

1.4   Principal Executive Offices; Agent for Service of Process. The principal place of business of the Company within the State of New York is 89 Lexington Avenue, Albany, New York 12206. The Company may change the location of its principal executive office to such other place or places as may hereafter be determined by the Managing Member. The Managing Member shall promptly notify all other Members of any change in the principal executive office. The Company may maintain such other offices at such other place or places as the Managing Member may from time to time deem advisable.

1.5   Term. The term of the Company commenced upon filing of the Articles of Organization, and shall continue until Company is dissolved by law or in accordance with the provisions of this Agreement.

1.6   Filings. The Managing Member shall take all necessary action required by law to maintain the Company as a limited liability company under the laws of the Formation State and shall register the Company under any assumed or fictitious name statute or similar law in force and effect in the State or the Formation State, as required.

1.7   Admission and Withdrawal of Members.   The Withdrawing Member is hereby withdrawn as a member of the Company, the Managing Member is hereby admitted to the Company and appointed as the initial Managing Member of the Company.

ARTICLE 2
DEFINED TERMS

In addition to the defined terms set forth in the Recitals to this Agreement, the following defined terms used in this Agreement shall have the meanings specified below:

"Accountants" means such independent certified public accountants as may be engaged by the Company in the sole discretion of the Managing Member.

"Act" means the New York Limited Liability Company Act, as the same may be amended from time to time during the term of the Company.

"Actual Federal Historic Tax Credits" means, for a particular year or in the aggregate, as the context may require, the total amount of Federal Historic Tax Credits available to the Company and properly allocable to each Investor Member under the terms of this Agreement, as subsequently adjusted by any Final Determination.

"Actual State Historic Tax Credits" means, for a particular year or in the aggregate, as the context may require, the total amount of State Historic Tax Credits available to the Company and properly allocable to each Investor Member under the terms of this Agreement, as subsequently adjusted by any Final Determination.

"Adjuster Differential Amount" has the meaning set forth in Section 5.3(b)(iii) herein.

"Adjustment Year" shall have the meaning set forth in Section 6225(d) of the Code.

"Admission Date" means, with respect to each Investor Member, the date which is the later of the date (i) each Investor Member executes and submits to the Company a copy of the Investment Agreement between the Company and such Investor Member and (ii) capital is disbursed from the escrow agent, with respect to the Offering, to the Company.

"Affiliate" means, with respect to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with the Person specified, (ii) any Person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of the Person specified, (iii) any officer, director, partner, trustee or member of the immediate family of the Person specified, (iv) if the Person specified is an officer, director, general partner, manager, managing member or trustee, any corporation, partnership or trust for which that Person acts in that capacity or (v) any Person who is an officer, director, general partner, manager, managing member, trustee or holder of 10% or more of outstanding voting securities or beneficial interests of any Person described in clauses (i) through (iv). The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, each Investor Member shall not be deemed an Affiliate of any Developer Entity and vice-versa.

"After-Tax Basis" means, with respect to any payment to be received by each Investor Member, the amount of such payment supplemented by a further payment or payments so that, after deducting from such payments the amount of all taxes imposed on each Investor Member by any governmental authority or other taxing authority with respect to such payments, the balance of such payments shall be equal to the original payment to be received; provided, however, for the purposes of this definition, and for purposes of any payment to be made to each Investor Member on an After-Tax Basis, it shall be assumed that taxes are payable by each Investor Member at the Applicable Tax Rate.

"Agreement" means this Operating Agreement, as amended from time to time.

"Applicable Laws" means any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, including without limitation Environmental Laws, or any order, judgment, decree, determination, or award of any court binding on any Developer Entity or its assets, including the Property.

"Applicable Securities Laws" means any provision of any federal, state, municipal, or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court regarding securities.

"Applicable Tax Rate" means the combined effective federal, state, and local income tax rate of a taxpayer applicable in any given Company Fiscal Year assuming in each case the maximum tax rate applicable to the taxpayer without regard to actual taxable income.

"Architect" means John G. Waite Associates, Architects or such other firm as may be engaged by the Company in the sole discretion of the Managing Member to provide architectural services in connection with the Rehabilitation.

"Architect's Certificate" means the certificate executed by the Architect.

"Articles" means the Articles of Organization of the Company, or any articles of organization or any other instrument or document which is required under the laws of the Formation State to perfect or maintain the Company as a limited liability company under the laws of the Formation State, to effect the admission, withdrawal or substitution of any Member of the Company, or to protect the limited liability of each Investor Member under the laws of the Formation State.

"Bad Acts" means gross negligence, willful misconduct, malfeasance, fraud or any breach of fiduciary duty by the Managing Member or any other Developer Entity or any Affiliate thereof.

"Bankruptcy" or "Bankrupt" as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code of 1978 or like provision of law (except if such petition is contested by such Person and has been dismissed within 60 days); insolvency of such Person as finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 60 days.

"Bankruptcy Code" has the meaning set forth in Section 6.3(e).

"Budget" has the meaning set forth in Section 8.17.

"Building" has the meaning set forth in the recitals hereto.

"Business Day" means a day during which commercial banks in the State of New York are open for business of the nature required for the implementation or administration of this Agreement.

"Capital Account" means the capital account of a Member as described in Section 11.5.

"Capital Contribution" means with respect to any Member the total amount of money or the fair market value of other property (net of liabilities thereon) contributed or agreed to be contributed, as the context requires, to the Company by such Member pursuant to the terms of this Agreement. Any reference to the Capital Contribution of a Member shall include the Capital Contribution made by a predecessor holder of the Interest of such Member.

"Capital Contribution Adjustments" means any Credit Adjustment, Recapture Differential Amount, or Adjuster Differential Amount as the same may be reduced by any payments made pursuant to Article XI hereof.

"Capital Lease" means that certain Lease by and between HAF, as lessor, and the Company, as lessee dated on or about the date hereof.

"Capital Transaction" means (i) a sale, assignment, or other disposition of all or substantially all of the assets of the Company; (ii) a mortgage, financing or refinancing; (iii) a casualty (where the proceeds are not to be used for reconstruction), condemnation or similar event of any part of the Building, where the gross proceeds from such event exceed $50,000; (iv) a title defect giving rise to payments to the Company under the Title Policy; or (v) any other transaction generating cash proceeds to the Company that are not includable in determining Net Cash Flow.

"Certification Application" means for the Property, the Historic Preservation Certification Application provided for in Title 36 of the Code of Federal Regulations, Part 67.

"Check The Box Regulations" means regulations (in temporary or in final form) or other equivalent authority issued by the Internal Revenue Service and all state and local jurisdictions in which the income, assets or operations of the Company are, or may be, subject to income or similar tax, pursuant to which the Company's default classification is a partnership for U.S. federal income tax purposes.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of prior or succeeding law.

"Commercial Sublease" means any lease or sublease or other agreement for the use or occupancy of any portion of the Property other than as a "dwelling unit" as that term is defined in Section 168(e)(2)(A) of the Code, including, without limitation, any Project Sublease.

"Company" has the meaning set forth in the recitals hereto.

"Company Fiscal Year" means the fiscal and tax year of the Managing Member as provided in Section 13.6.

"Consent" means the prior written consent or approval of each Investor Member and/or any other Member, as the context may require, to do the act or thing for which the consent is solicited, which consent shall not be unreasonably withheld, conditioned or delayed.

"Construction Contract" means, that certain construction contract or contracts (including all exhibits, attachments thereto and change orders approved by the Lender and the National Park Service, if required) for construction services entered into between the Company and any Contractors, pursuant to which the Property is being rehabilitated.

"Contractor" means those certain general construction contractor for the Property (as identified in the Construction Contract).

"Controlling Interest" means the power to direct the management of any Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"Cost Certification" means a written certification of the Accountants as to the itemized amounts of the Development Costs, the QREs incurred in connection with the Rehabilitation, the Actual Federal Historic Tax Credits and the Actual State Historic Tax Credits.

"Counsel" or "Counsel for the Company" means such attorneys or law firm or firms selected by the Managing Member; provided, however, that if any section of this Agreement either (i) designates particular counsel for the purpose described therein, or (ii) provides that counsel for the purpose described therein shall be chosen by another method or by another Person, then such designation or provision shall prevail over this general definition.

"Credit Adjustment" has the meaning set forth in Section 5.3(b).

"Critical Event" has the meaning set forth in Section 8.7.

"Cut-Off Date" means December 31, 2024.

"Debt Service" means all payments of principal, interest, or other charges or any combination thereof, due on any outstanding debt owed by the Company, including the Loan.

"Debt Service Coverage Ratio" means for any period of time, the ratio of Operating Income less Operating Expenses for such period to Debt Service for such period, as determined by the Accountants and approved by each Investor Member.

"Depreciation" means, for each Company Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Company Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Company Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Company Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Company Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

"Designated Individual" means the person appointed by the Partnership Representative to be the "designated individual" with the sole authority to bind the Partnership Representative pursuant to the Revised Partnership Audit Rules.

"Designated Prime Rate" means the prime commercial rate of interest as published from time to time in The Wall Street Journal, or such other source as the parties may agree, adjusted as such rate adjusts.

"Developer" means HAF.

"Developer Entity" means each of the Developer, the Managing Member, and any other Affiliate of any of them with any connection to the Property or the Company; provided, however, that any Investor Member shall not be deemed a Developer Entity.

"Development Costs" means all expenditures which are required to (i) complete the Rehabilitation, (ii) achieve Substantial Completion, (iii) achieve Final Closing, (iv) pay any applicable loan assessment fees, discounts or other expenses incurred by the Company as a result of the occurrence of Final Closing, and (v) fund any reserves required to be funded from Development Sources. Without limiting the generality of the foregoing, the term "Development Costs" shall include (1) any loan assessment fees, discounts or other expenses incurred by the Company, including those that result from the occurrence of Final Closing, (2) any permanent loan extension fees, (3) any interest, taxes, and property insurance premiums, (4) any construction cost overruns and the cost of any change orders, (5) sums necessary to remedy any defects, including latent defects, in connection with the rehabilitation or construction, if such defects are not cured by the Contractor within a reasonable period of time, (6) any escrow deposit requirements which are conditions to the Final Closing, including without limitation, any amounts necessary for local taxes, utilities, earthquake and other insurance premiums and other purposes, which might be required (provided, however, that if any such deposits are made by the Managing Member and the funds, or any portion thereof, subsequently are released from such deposit, the funds so released shall be paid to the Managing Member), and (7) any Operating Deficits arising during the Property Development Period.

"Development Sources" means the aggregate of the paid-in portion of each Member's Capital Contribution, the Loan proceeds and the Company's share of any casualty insurance or condemnation award proceeds to the extent received during the Property Development Period, necessary for rebuilding of the Property, and available therefor.

"Disqualified Person" means (a) any Federal, State, or local government (or any political subdivision, agency, or instrumentality thereof); (b) any organization described in Section 501(c) of the Code and exempt from tax under Section 501(a) of the Code; (c) any Person who is not a "United States person" as defined in Section 7701(a)(3) of the Code (other than a foreign partnership or foreign pass-through entity), unless such Person is a foreign person or entity that is subject to United States federal income tax on more than 50% of the gross income for the taxable year derived by such Person from the Project; (d) any entity described in Treasury Regulation Section 1.48-4(a)(1)(v) (e.g., a real estate investment trust, regulated investment company, certain domestic building and loan associations, a mutual savings or cooperative bank or a cooperative described in Section 1381(a) of the Code); and (e) any partnership or other pass-through entity (including a single-member disregarded entity) and any partner (or other holder of an equity or profits interest) of which is a Disqualified Person.

"Economic Interest" means the elements of an Interest that (i) are limited to the right to receive allocations of Operating Profits and distributions of New Cash Flow and proceeds from a Capital Transaction pursuant to Sections 11.1 and 11.4, respectively, and Capital Account balance; and (ii) do not include any rights to vote, grant any consent or participate in any way in the management of the Company.

"Environmental Laws" means the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., and/or the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and/or the Occupational Safety and Health Act, each as amended from time to time and any other federal, state, or local statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, writ, judicial decision, common law rule, decree, agency interpretation, injunction or other authorization or requirement whenever promulgated, issued, or modified, including the requirement to register underground storage tanks, relating to:

(i) emissions, discharges, spills, releases, or threatened release of pollutants, contaminants, Hazardous Substances (as hereinafter defined), materials containing Hazardous Substances, or hazardous or toxic materials or wastes into ambient air, surface water, groundwater, watercourses, publicly or privately owned treatment works, drains, sewer systems, wetlands, septic systems or onto land; or

(ii) the use, treatment, storage, disposal, handling, manufacturing, transportation, or shipment of Hazardous Substances, materials containing Hazardous Substances or hazardous and/or toxic wastes, material, products, or by-products (or of equipment or apparatus containing Hazardous Substances).

"Excess Development Costs" means all Development Costs in excess of Development Sources.

"Excluded Event" means (i) any sale or disposition of a direct or indirect Interest in the Company by each Investor Member other than following the occurrence of a Critical Event, (ii) a change in each Investor Member's tax status to a Disqualified Person, (iii) any other act or omission by each Investor Member that was the cause of a Recapture Event, or (iv) the failure of, unless due to acts or omissions of the Managing Member, (a) the Company to be treated as a partnership for federal income tax purposes or (b) each Investor Member to be a partner in the Company for federal income tax purposes.

"Existing Agreement" has the meaning set forth in the recitals hereto.

"Federal Historic Tax Credits" means the tax credit allowable pursuant to Section 47 of the Code for QREs incurred in connection with the "certified rehabilitation" of a "certified historic structure."

"Financing Documents" means various financing arrangements with lenders and/or grantors secured by encumbrances upon the Property including, without limitation, such encumbrances that may be set forth in and Loan documents with one or more Lenders or grant disbursement agreements with one or more grantors.

"Final Closing" means the date upon which each Investor Member has received from the Company evidence of each of the following: (i) Substantial Completion, (ii) final lien-free completion (except for any construction lien contested in good faith by the Company provided such liens have been bonded or insured against in such manner to preclude the holder of such lien or such surety or insurer from having any recourse to the Property or the Company for payment of any debt secured thereby) of the Rehabilitation, including all outstanding punchlist items, (iii) [Reserved], and (vi) receipt of an AIA certificate of final completion covering one hundred percent (100%) of the Property from the Architect.

"Final Determination" means the earliest to occur of (i) the date on which a decision, judgment, decree or other order has been issued by any court of competent jurisdiction, which decision, judgment, decree or other order has become final (i.e., all allowable appeals requested by the parties to the action have been exhausted or the deadline for filing any appeal has passed), (ii) the date on which the Internal Revenue Service (or, if applicable, any state or local taxing authority) has entered into a binding agreement with the Company with respect to such issue or on which the Internal Revenue Service (or such state or local taxing authority) has reached a final administrative or judicial determination with respect to such issue which, whether by law or agreement, is not subject to appeal, (iii) the date on which the time for instituting a claim for refund has expired, or if a claim was filed the time for instituting suit with respect thereto has expired with no such suit having been filed, (iv) the date on which the applicable statute of limitations for raising an issue regarding a federal (or, if applicable, a state or local) income tax matter with respect to the Company has expired with such issue not having been raised, (v) the date on which the Company files a tax return with the Internal Revenue Service, or (vi) the date on which the Internal Revenue Service concedes any issue raised regarding a federal income tax matter.

"Formation State" or "State" means New York.

"Former Member" means any Person who was a Reviewed Year Member but does not hold an interest in the Company at any time during the Adjustment Year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided, however, that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations and Section 11.5 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Managing Member determines that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section (i), (ii) or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"HAF" means Historic Albany Foundation, Inc., a New York not-for-profit corporation.

"Hazardous Substance" means (i) hazardous materials, hazardous wastes, and hazardous substances as those terms are defined under any applicable Environmental Laws, (ii) petroleum and petroleum products including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) asbestos and/or any material which contains any hydrated mineral silicate, including but not limited to chrysolite, amosite, crocidolite, tremolite, anthophylite, and/or actinolite, whether friable or non-friable, (v) PCBs, or PCB-containing materials or fluids, (vi) radon, (vii) any other hazardous, radioactive, toxic, or noxious substance, materials, pollutant, or solid, liquid or gaseous waste, and (viii) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, or remediation.

"IM Loans*"* means any loans to the Company that any Investor Member, in its sole discretion, may elect to make, pursuant to Section 5.4(c) of this Agreement.

"Imputed Underpayment" shall have the meaning set forth in Section 6225 of the Code.

"Indemnity Payment" has the meaning set forth in Section 8.7.

"Installment(s)" means, as the context requires, one or more of the installments of each Investor Member's Capital Contribution paid or payable to the Company pursuant to Section 5.3(a), or as otherwise provided herein.

"Interest" or "Company Interest" or "Percentage Interests" means the ownership interest of a Member of the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of said Act. Such Interest of each Member shall, except as otherwise specifically provided herein, be that percentage of the aggregate of such benefit or obligation specified by Section 5.1 as such Member's Percentage Interest. Provided, however, that such Percentage interest shall be adjusted on the Transition Date as more specifically discussed in Section 5.1 hereof.

"Investor Member" and "Investor Members" has the meaning set forth in the preamble hereto.

"IRS" means the Internal Revenue Service.

"IRS Safe Harbor" means Revenue Procedure 2014-12.

"Land" has the meaning set forth in the recitals hereto.

"Lender" means any lender reasonably determined by the Managing Member to provide a loan to the Company. It is not currently anticipated that the Company will incur any indebtedness from any party other than the Managing Member, however, the Company may incur indebtedness in the sole discretion of the Managing Member.

"Liquidator" means the Managing Member or, if there are none at the time in question, such other Person who may be appointed in accordance with applicable law and who shall be responsible for taking all action necessary or appropriate to wind up the affairs of, and distribute the assets of, the Company upon its dissolution.

"Loan" means, any loan made to the Company by one or more Lenders, which Lenders may be members of the Company, in the reasonable discretion of the Managing Member.

"Loan Documents" means, collectively, the Line of Credit Documents and the Sponsor Loan Documents.

"Manager Breach" means (i) Bad Acts; (ii) breach of this Agreement or any other Operating Document by the Managing Member or any other Developer Entity or any Affiliate thereof that results in a material adverse impact to each of the Investor Members; and/or (iii) breach of Managing Member's fiduciary duty.

"Managing Member" has the meaning set forth in the preamble hereto.

"Managing Member Capital Contribution" has the meaning set forth in the recitals hereto.

"Member" means any or each Person who is a member of the Company as the context shall require.

"Mortgage" means that certain Leasehold Mortgage given by the Company to the Lender to secure the Loan.

"Net Cash Flow" means, for each Company Fiscal Year, the sum of (i) Operating Income and (ii) any other funds deemed available for distribution by the Managing Member with approval of the Lender, if required (excluding loans, condemnation and casualty proceeds, Capital Transaction proceeds, and tenant security deposits, and interest thereon, unless forfeited to the Company), less the sum of all Operating Expenses, including Debt Service, and all other cash expenditures (whether or not such expenditure are deducted, amortized or capitalized for tax purposes). Net Cash Flow shall be determined separately for each Company Fiscal Year, commencing on the day after Final Closing and shall not be cumulative.

"Net Interim Income" means the amount by which the sum of (i) Operating Income attributable to the Property Development Period and (ii) Development Sources, including income, rental income, and any reserves, escrows or insurance proceeds released by the Lender, even if actually received after such period, exceeds the sum of (iii) any Operating Expense attributable to the Property Development Period and (iv) all other Development Costs, regardless of when expended.

"Notice" has the meaning set forth in Section 16.7.

"Operating Deficit" means, for any period, the amount by which Operating Income for such period of time is exceeded by Operating Expenses and Debt Service due from the Company. For purposes of this definition, all expenses shall be deemed payable on a sixty (60) day current basis.

"Operating Deficit Loans" means the loans made by the Managing Member to the Company pursuant to Section 8.9(b) of this Agreement.

"Operating Documents" means and includes (i) this Agreement; (ii) intentionally omitted; (iii) the Construction Contract; (iv) intentionally omitted; (v) the Loan Documents; (vi) Put Option Agreement; (vii) reserved; (viii) the Project Sublease; (ix) the Capital Lease; and (x) all instruments delivered to (or required by) the Lender or the Secretary including the Certification Application (to the extent the Company is obligated thereunder).

"Operating Expenses" mean all expenses of operation of the Property and the Company, as incurred by the Company in the reasonable discretion of the Managing Member, including without limitation, costs of utilities, maintenance, repairs and necessary replacements, real estate taxes, insurance premiums, professional fees, miscellaneous expenses, and any deposit to cash reserves for working capital, capital expenditures, repairs, replacements and anticipated expenditures, in such amounts as may be determined from time to time by the Managing Member with the approval of each Investor Member to be advisable for the operation of the Company, but excluding Development Costs and any other expenses of the Company to be paid from Development Sources pursuant to this Agreement; Debt Service; any payments or distributions of Net Cash Flow; and depreciation, amortization, and other non-cash items. For purposes of this definition, all expenses shall be deemed paid on the earlier of the stated due date or on a sixty (60) day current basis.

"Operating Income" means all cash received from operation of the Property and the Company in the ordinary course of business and recognizable by the Company for income tax reporting purposes, including rents, withdrawals from reserves to the extent otherwise permitted hereunder, and all other sources; provided, however, that Operating Income shall exclude Development Sources and the proceeds of any other loans to the Company, proceeds from Capital Transactions and interest earned on reserves (unless withdrawn as aforesaid).

"Operating Profits" or "Operating Losses" means, for any Company Fiscal Year, the Profits or Losses, as the case may be, of the Company for that year as determined for federal income tax purposes by the Accountants with the adjustments described in the definition of "Profits or Losses," excluding Profits or Losses from a Capital Transaction and determined without regard to any adjustments to basis pursuant to Sections 734 or 743 of the Code.

"Ordinary Income Amount" has the meaning set forth in Section 11.3(c).

"Part 1 Approval" means (i) the individual listing on the National Register of Historic Places of the Building; or (ii) the determination by the National Park Service pursuant to Part 1 of the Certification Application that the Building is located in a registered historic district (as that term is used in Section 47(c)(3)(B) of the Code) and is certified by the Secretary as being of historic significance to the district, including, without limitation, a Preliminary Part 1 Approval.

"Part 2 Approval" means the conditional determination by the National Park Service, including any amendments, pursuant to Part 2 of the Certification Application, that the rehabilitation of the Building described in the Plan and Specifications provided for in Section 4.1(a) hereof is consistent with the historic character of the Building and meets the Secretary's Standards.

"Part 3 Approval" means the determination by the National Park Service, pursuant to Part 3 of the Certification Application, that the completed rehabilitation of the Building is a "certified rehabilitation" of a "certified historic structure" under Section 47 of the Code.

"Preliminary Part 1 Approval" means the National Park Service's determination that the Building appears to meet the National Register Criteria for Evaluation and will likely be listed in the National Register of Historic Places if nominated by the State Historic Preservation Officer according to the procedures set forth in 36 CFR Part 60.

"Partnership Representative" means the Member designated in Section 11.7 to be the "Partnership Representative" provided for in the Revised Partnership Audit Rules.

"Percentage Interest" means the percentage Interest of each Member as set forth in Section 5.1 and in the Company's Registry of Shares, maintained and kept up to date by the Managing Member.

"Person" means any individual, partnership, joint venture, limited liability company, corporation, trust or other entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so requires.

"Placement in Service" means with respect to the Rehabilitation the occurrence of the events necessary to establish placement in service thereof for purposes of Section 1.48-12(f)(2) of the Treasury Regulations.

"Plans and Specifications" means the Plans and Specifications for the Rehabilitation of the Building approved by the Lender, including, without limitation, specifications for materials, and all amendments and modifications thereof.

"Price" means: (i) with respect to the Federal Historic Tax Credits, $0.84, and (ii) with respect to the State Historic Tax Credits, $0.74.

"Priority Return" means a return of 1.0% per annum on the portion of each Investor Member's paid-in Capital Contributions which are attributable to the Federal Historic Tax Credits anticipated to be allocated to each Investor Member hereunder, compounded annually until paid, determined on the basis of a 365-day year for the actual number of days in the period for which the Priority Return is being determined. To the extent the Priority Return distributions pursuant to Section 11.1 are less than required (a "Distribution Shortfall"), such Distribution Shortfall shall accrue interest at a rate of three percent (3%) per annum and shall be payable on the earlier of (i) future Cash Flow available for distribution being sufficient to pay the Distribution Shortfall, (ii) the exercise of each of each Investor Members' put option pursuant to the Put Option Agreement, or (iii) the occurrence of a Capital Transaction.

"Profits" or "Losses" means, for each Company Fiscal Year or other period, an amount equal to the Company's taxable income or loss, as the case may be, for such Company Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i)   Any items described in Sections 705(a)(1)(B) and 705(a)(1)(C) of the Code which are not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss.

(ii)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss.

(iii)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(iv)   In the event of a distribution of Company assets to a Member (whether in connection with a liquidation or otherwise), or in the event the Gross Asset Value of any Company asset is adjusted upon the acquisition of an additional interest in the Company, unrealized income, gain, loss and deduction inherent in such distributed or adjusted assets (not previously reflected in Capital Accounts) shall be allocated pursuant to Section 11.1 hereof as if there had been a taxable disposition of such distributed or adjusted assets at fair market value.

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Company Fiscal Year or other period, computed in accordance with the definition of "Depreciation" set forth herein.

(vi)   Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 11.10 hereof shall be taken into account in computing Profits or Losses only if required under the applicable provisions of the Code and Treasury Regulations.

"Profits or Losses from a Capital Transaction" means the Profits or Losses, if any, recognized by the Company as a result of a Capital Transaction, as determined for federal income tax purposes by the Accountants with the adjustments described in the definition of "Profits or Losses," but without regard to any adjustments to basis pursuant to Section 734 and 743 of the Code.

"Projected Federal Historic Tax Credits" means Federal Historic Tax Credits in Company Fiscal Year 2024 equal to $604,629 with respect to the Building, which will be allocated in an equal, ratable, amount for each year of the Recapture Period and which the Managing Member has projected (and which have been reviewed and accepted by each Investor Member) to be the total amount of Federal Historic Tax Credits allocated to each Investor Member in connection with the Rehabilitation.

"Projected State Historic Tax Credits" means State Historic Tax Credits in Company Fiscal Year 2024 equal to $604,629 with respect to the Building, the entire amount of which may be claimed in the year in which the Building is Placed in Service, and which the Managing Member has projected (and which have been reviewed and accepted by each Investor Member) to be the total amount of State Historic Tax Credits allocated to the Investor Members in connection with the Rehabilitation.

"Projections" means the budget prepared by the Managing Member for the development of the Building and the operations of the Company.

"Project Sublease" means that certain Lease Agreement entered into by and between the Company, as landlord, and HAF, as tenant, entered into as of even date herewith.

"Property" means the Building, the Land and any improvements to the Building or the Land.

"Property Development Period" means the period commencing upon the date hereof and terminating upon Final Closing.

"Property Management Agreement" means any property management agreement pursuant to which the Company contracts with a Person for leasing and/or property management services for the Property.

"Property Management Agreement Requirements" has the meaning set forth in Section 8.16(b).

"Property Management Termination Event" has the meaning set forth in Section 8.17(b).

"Property Manager" means a person, firm, or company, if any, selected by the Managing Member subject to Section 8.16 to manage the operation of the Property in accordance with this Agreement.

"Push-Out Election" has the meaning set forth in Section 11.8(f).

"Put Option Agreement" means that certain Put Option Agreement between each Investor Member and the Managing Member of even date herewith and respecting the Interest of each Investor Member in the Company.

"QREs" means "qualified rehabilitation expenditures" as such term is defined in Section 47(c)(2) of the Code, as determined by the Accountants.

"Recapture Adjustment Amount" means an amount equal to any increase in taxes payable by Investor Members as a result of any Recapture Event plus any interest and/or penalties due to the Internal Revenue Service or applicable state taxing authority in connection therewith all calculated on an After-Tax Basis.

"Recapture Differential Amount" has the meaning set forth in Section 8.7(d).

"Recapture Event" means, as determined with respect to the Company or the Property, any event, other than an event arising solely as a result of an Excluded Event, that results or, but for the passage of time, will result in a recapture, disallowance or other loss of Tax Credits on the

Property allowed or allowable to the Company or each Investor Member, as determined under the Code, State HTC Statute or other applicable law.

"<u>Recapture Period</u>" means the time period during which Tax Credits attributable to the Property are subject to recapture pursuant to the Code or the State HTC Statute.

"<u>Registry of Shares</u>" A register of each of the Members of the Company (and notice information for each Member) and each Member's respective Interests, required Capital Contribution, and Capital Contribution actually made. The Managing Member shall periodically update such register and shall maintain it with this Agreement and the other Books and Records of the Company.

"<u>Rehabilitation</u>" means the development, construction, renovation and rehabilitation work on the Property described in the Part 2 Approval, together with any other work on the Property contemplated in the Company's construction contract, the Plans and Specifications or the Projections (as agreed to at the time of the Admission Date).

"<u>Reserves</u>" means any and all reserves and escrow accounts maintained or required to be maintained by or for the benefit of the Company, including those reserves identified in Section 8.13; Reserves not identified in Section 8.13 shall only be established and maintained with the Consent of Investor Member.

"<u>Reviewed Year</u>" shall have the meaning set forth in Section 6225(d) of the Code.

"<u>Reviewed Year Member</u>" means any Person who held an interest in the Company at any time during the Reviewed Year.

"<u>Revised Partnership Audit Rules</u>" means the partnership audit rules contained in Subchapter 63C of the Code, as amended by the Bipartisan Budget Act of 2015, Pub L. No. 114-74 (the "<u>2015 Budget Act</u>") and the Protecting Americans from Tax Hikes Act of 2015, P.L. 114-113, the Treasury Regulations promulgated thereunder, and any applicable forms, instructions and other guidance prescribed by the IRS related thereto.

"<u>Secretary</u>" means the Secretary of the U.S. Department of the Interior or any authorized representative thereof, including the National Park Service.

"<u>Secretary's Standards</u>" means the standards for rehabilitation set forth in Title 36 of the Code of Federal Regulations, Part 67.7, or any successor provisions, as amended from time to time.

"<u>Sponsor Loan</u>" means any loan made by HAF or any Member to the Company, in such amount and under such terms to be determined in the reasonable discretion of the Managing Member.

"<u>Sponsor Loan Documents</u>" collectively, the documents evidencing, securing and guaranteeing the Sponsor Loan, if any.

"Stabilized Operations" means the date upon which the Company, for ninety (90) consecutive days after Substantial has maintained (i) breakeven operations, (ii) reserved, and (iii) 70% physical and economic occupancy.

"Stabilized Operations Date" means December 31, 2024.

"State Historic Tax Credits" means the income tax credit for making qualified rehabilitation expenditures for a certified historic structure in accordance with the State HTC Statute.

"State HTC Statute" means New York Tax Law Sections 210-B(26) and 606(oo), as the same may be modified from time to time.

"Substantial Completion" means, with respect to the Rehabilitation, the date upon which each Investor Member has received each of the following: (i) a certificate of substantial completion as certified by the Architect; (ii) all necessary certificates of occupancy from the applicable governmental jurisdiction(s) or authority(ies) for one hundred per cent (100%) of the Building; and (iii) any other documentation necessary to establish Placement in Service.

"Substantial Completion Date" means September 30, 2024.

"Substitute Investor Member" means any Person admitted to the Company as an Investor Member pursuant to Section 9.3.

"Supermajority" means, for the purposes of this Agreement, seventy-five percent (75%) of the Interests of such Member or group of Members.

"Tax Credits" means, collectively, Federal Historic Tax Credits and State Historic Tax Credits.

"Tax Dispute" shall have the meaning set forth in Section 11.8(d).

"Title Policy" means the ALTA extended coverage leasehold owner's policy of title insurance issued to the Company in an amount equal to $945,000.

"Total Expected Federal Capital Contribution" has the meaning set forth in Section 5.3(a).

"Total Expected State Capital Contribution" has the meaning set forth in Section 5.3(a).

"Transition Date" means the business day immediately following the later of (i) the fifth anniversary of the final Placement in Service date of the last QREs associated with the Property or (ii) the date on which all accrued and unpaid Priority Return accrued through the Recapture Period, Capital Contribution Adjustments, and any other amounts due and owing to Investor Member have been paid to Investor Member and there are no defaults under the Operating Documents.

"Treasury Regulations" or "Treasury Reg." means the final and temporary regulations promulgated from time to time under the Code.

"Withdrawal Event" means the occurrence of any of the following events: (a) the withdrawal or removal of any Managing Member or the sale, assignment, transfer or encumbrance by a Managing Member of any portion of such Managing Member's rights hereunder; (b) the death or adjudication of incompetency of any individual Managing Member; (c) the voluntary or involuntary dissolution of a Managing Member which is not a natural person; (d) the sale, assignment, transfer or encumbrance of a Controlling Interest in a corporate Managing Member, of a partner interest in a Managing Member which is a partnership or of a member interest in a Managing Member which is a limited liability company; (e) a Bankruptcy with respect to any Managing Member or with respect to the holder of any Controlling Interest in any Managing Member; or (f) intentionally omitted.

"Withdrawing Members" has the meaning set forth in the recitals hereto.

ARTICLE 3
PURPOSE AND BUSINESS OF THE COMPANY

3.1   Purpose of the Company. The Company has been organized exclusively to own and rehabilitate the Property and to maintain, operate, lease and sell or otherwise dispose of the Property in accordance with Section 47 and Section 50 of the Code, as amended, in order to obtain long term appreciation, cash income and return of capital. Notwithstanding anything contained herein to the contrary, the Company shall not engage in any business, and it shall have no purpose, unrelated to the Property and shall not acquire any real property or own assets other than those related to the Property and/or otherwise in furtherance of the purposes of the Company.

3.2   Authority of the Company. In order to carry out its purpose, the Company is empowered and authorized to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purpose, and for the protection and benefit of the Company, including but not limited to the following:

(a)   operate, maintain, improve, buy, own, sell, convey, assign, mortgage, rent or lease any real estate and any personal property necessary to the operation of the Property;

(b)   provide rental property consistent with the requirements of the Operating Documents;

(c)   enter into any kind of activity, and perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the Company;

(d)   borrow money and issue evidences of indebtedness in furtherance of the Company's business and secure any such indebtedness by mortgage, pledge, or other lien;

(e)   maintain and operate the Property;

(f)   subject to the approval of the Lender, if required, and to other limitations expressly set forth elsewhere in this Agreement, negotiate for and conclude agreements for the sale, exchange, assignment or other disposition of all or substantially all of the property of the Company;

(g)   enter into the Operating Documents to which it is a party; and

(h)   do any and all other acts and things necessary or proper in furtherance of the Company's business.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS;
DUTIES AND OBLIGATIONS

4.1   Representations, Warranties and Covenants Relating to the Property and the Company. As of the date hereof, the Managing Member hereby represents, warrants and covenants to the Company and to the Members as follows:

(a)   the Rehabilitation shall be completed in a timely and workman-like manner in accordance with (i) all applicable requirements of the Operating Documents, (ii) all applicable requirements of all appropriate governmental entities, and (iii) the plans and specifications of the Property that have been or shall be hereafter approved by each Investor Member, the Lender and any applicable governmental entities, as such plans and specifications may be changed from time to time with the approval of each Investor Member and the Lender, if such approval shall be required, and any applicable governmental entities, if such approval shall be required;

(b)   the Architect either has expertise in the area of historic preservation and compliance with the Secretary's Standards or will be assisted throughout the Property Development Period by a consultant with such expertise;

(c)   at the time of commencement of construction, and as of the date hereof, the Property was and is properly zoned for the uses contemplated herein, it has obtained all permits, consents, permissions and licenses required by all applicable governmental entities, for the operation of the Property, and the Property conformed and conforms to all applicable federal, state and local land use, zoning, building (subject to the completion of the Rehabilitation), environmental and other governmental laws and regulations required for it to be issued occupancy authorization by the local governmental authority;

(d)   all appropriate public utilities, including sanitary and storm sewers, water, gas and electricity, are currently or will be available to the Property and will be operating properly for the Property at the time of first occupancy of the Property. The Property has direct access to a public street or highway and will have adequate parking to comply with Applicable Laws and make it viable;

(e)   the Property will be held, as leasehold owner, by the Company, free and clear of any liens, charges or encumbrances other than the matters set forth in the Title Policy, encumbrances required by the Financing Documents and mechanics' or other liens which have been bonded or insured against in such manner to preclude the holder of such lien or such surety or insurer from having any recourse to the Property or the Company for payment of any debt secured thereby. None of the liens, charges, encumbrances or exceptions set forth in the Title Policy has or will have a material adverse effect upon the construction or operation of the Property;

(f) there is and shall be no direct or indirect personal liability (including guarantees, letters of credit and stop-loss agreements provided to the Lender or HAF) of any Investor Member for the repayment of the principal of or payment of interest on any debt;

(g) to the best of the Managing Member's knowledge, no default by any Developer Entity has occurred or is continuing (nor has there occurred any continuing event which, with the giving of notice or the passage of time or both, would constitute such a default) under any of the Operating Documents, and the Operating Documents are in full force and effect (except to the extent fully performed in accordance with their respective terms);

(h) the execution and delivery of this Agreement, the incurrence of the obligations set forth in this Agreement, and the consummation of the transactions contemplated by this Agreement do not violate or conflict with any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court binding on any Developer Entity, or its assets (including the Property) nor do they conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice (which notice has not been furnished) under any agreement, contract, lease, license, instrument, or other arrangement to which any Developer Entity is a party, or by which it is bound or to which any of its assets is subject;

(i) the Company is and will continue to be a limited liability company, duly organized and validly existing under the laws of the Formation State and had, has and shall continue to have full power and authority to hold, operate and maintain the Property in accordance with the terms of this Agreement, and has taken and shall continue to take all action under the laws of the Formation State and any other applicable jurisdiction that is necessary to protect the limited liability of each Investor Member and to enable the Company to engage in its business;

(j) the Managing Member has made, or will timely make, the election to be treated as taxable under Section 168(h) of the Code;

(k) no direct or indirect owner of the Managing Member is a Disqualified Person, except to the extent that the Managing Member is a "tax-exempt controlled entity" (as such term is defined pursuant to Section 168(h)(6) of the Code) that has made the election to treat the Managing Member as taxable under Section 168(h) of the Code and such election remains in effect;

(l) the Managing Member is duly and validly organized and is validly existing in good standing as a limited liability company under the laws of the State, with full power and authority to enter into and perform its obligations hereunder;

(m) the Property shall be operated in a manner that satisfies and shall continue to satisfy, all restrictions applicable to the Property and projects generating Tax Credits and which shall be in conformity with the description of the Rehabilitation set forth in Part 2 of the Certification Application and the Part 2 Approval (including any conditions thereto);

(n) the Property shall be operated in a manner that complies with the Applicable Laws;

(o)   subject to Section 13.6, the Company's fiscal year is and shall be the calendar year;

(p)   no Developer Entity is Bankrupt or contemplating a Bankruptcy;

(q)   no Developer Entity or any senior officer involved in the management of a Developer Entity has been convicted of a felony;

(r)   the Managing Member has no knowledge of any deposit, storage, disposal, burial, discharge, spillage, uncontrolled loss, seepage or filtration of any Hazardous Substances at, upon, under or within the Land or any contiguous real estate, and it has not caused nor permitted to occur, and it shall not permit to exist, any condition which may cause a discharge of any Hazardous Substances at, upon, under or within the Land or on any contiguous real estate;

(s)   no Developer Entity has ever received notification from any federal, state or other governmental authority of (i) any potential, known, or threat of release of any Hazardous Substance from the Property or (ii) the incurrence of any expense or loss by any such governmental authority or by any other Person in connection with the assessment, containment or removal of any release or threat of release of any Hazardous Substances from the Property, and no Hazardous Substance was, prior to the Company's ownership of the Property, ever stored on, transported, or disposed of on the Property except to the extent any such storage, transport or disposition was at all times in compliance with all laws, ordinances, and regulations pertaining thereto; and subsequent to the Company's ownership of the Property, no Hazardous Substance was ever or is now stored on, transported, or disposed of on the Property except to the extent any such storage, transport or disposition was at all times in compliance with all laws, ordinances, and regulations pertaining thereto;

(t)   the Managing Member has not been, nor will it be involved in operations at or, pursuant to its best efforts, near the Land, which operations could lead to (A) the imposition of liability under the Environmental Laws on the Company or on any other subsequent or former owner of the Property or (B) the creation of a lien on the Property under the Environmental Laws or under any similar laws or regulations; and (ii) the Managing Member has not permitted, and will not permit, any subtenant or occupant of the Property to engage in any activity that could impose liability under the Environmental Laws on such subtenant or occupant, on the Land or on the Company;

(u)   the QREs incurred in connection with the Rehabilitation of the Building constitute "new section 38 property" to the Company pursuant to the Code;

(v)   no portion of the Building constituting QREs was Placed in Service prior to the Admission Date;

(w)   each Developer Entity has complied with all Applicable Laws, and no action, suit, proceeding, hearing, government investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any Developer Entity alleging any failure so to comply;

(x) all real estate taxes, assessments, water and sewer charges, and other municipal charges, to the extent due and owing, have been paid in full on the Project;

(y) neither the Managing Member nor the Company has entered into any other enforceable agreement or commitment with any equity investor to acquire the Tax Credits, or, in the alternative, the Managing Member and/or the Company has obtained legally-enforceable releases or termination agreements from all prior potential equity investors with whom the Managing Member and/or the Company has previously entered into an agreement whereby said potential investors may acquire Federal Historic Tax Credits or State Historic Tax Credits;

(z) the Company has no employees and shall have none;

(aa) to the best of the Managing Member's knowledge, upon due inquiry, the assumptions underlying the Projections are reasonable and the facts relating to the Developer Entities and the Property are true;

(bb) the Managing Member is solvent, is able to pay its debts as they mature, and has capital sufficient to carry on the business in which it is engaged, and the present fair saleable value of its assets is greater than the amount of its liabilities;

(cc) intentionally omitted;

(dd) intentionally omitted;

(ee) as of the date hereof, no certificates of occupancy or temporary certificates of occupancy have been issued with respect to the Building, or any portion thereof;

(ff) there is no default, claim, demand, litigation, proceedings or governmental investigation pending or, to the best of its knowledge, threatened against it, except for those which are fully covered by insurance or, if adversely determined, would not materially impair its ability to pay when due any amounts that may become payable under this Agreement;

(gg) no event of Bankruptcy has occurred and is continuing, and no event has occurred that, with the passage of time, could become an event of Bankruptcy, with respect to the Managing Member;

(hh) intentionally omitted;

(ii) Intentionally omitted;

(jj) to the best knowledge of the Managing Member, the execution, delivery and performance by it of this Agreement will not contravene or conflict with any law, order, rule, regulation, writ, injunction or decree now in effect of any government, governmental instrumentality or court or tribunal having jurisdiction over it, or any contractual restriction binding on or affecting it;

(kk) this Agreement has been duly authorized, executed and delivered on behalf of the Managing Member and is fully enforceable against the Managing Member and the

Company, respectively, in accordance with its terms, except to the extent enforceability is limited by bankruptcy and other similar laws affecting creditors' rights generally;

(ll)   The Rehabilitation will meet all requirements necessary for the Project to qualify for Federal Historic Tax Credits and State Historic Tax Credits as a "certified rehabilitation," as set forth in Section 47(c)(2) of the Code and the State HTC Statute;

(mm)   No Investor Member nor any Affiliate of any Investor Member has or will have any personal liability with respect to, or has personally guaranteed or will personally guarantee the payment of, any loan made to the Company or bears or will bear the economic risk of loss under Treas. Reg. Section 1.752-2 for any such loan;

(nn)   No portion of the Property is or will be treated as "tax-exempt use property" as defined in Section 168(h) of the Code;

(oo)   For federal income tax purposes, the Company and the Managing Member each reports its income on the accrual method of accounting.

(pp)   The QREs incurred during any twenty-four (24) month period ending with the taxable year in which the Building is Placed in Service (the "Substantial Rehab Period") shall exceed the greater of (i) $5,000 or (ii) the adjusted basis (within the meaning of Section 47(c)(1)(B)(i) of the Code) of the Building and its respective structural components as of the beginning of the Company's holding period (as determined in accordance with Treas. Reg. Section 1.48-12(b)(2)(ii) or the first day of the Substantial Rehab Period, whichever is later. The QREs incurred in connection with the Rehabilitation, shall not exceed the fair market value of the Project;

(qq)   The fair market value of the Property attributable to QREs as of the date the Rehabilitation is Placed in Service will exceed the adjusted basis of the Company therein as of such date.

(rr)   Following the Rehabilitation, the Building will meet all requirements to qualify for Tax Credits as a "qualified rehabilitated building," as set forth in Section 47(c)(1) of the Code;

(ss)   The Managing Member will take all actions necessary in order to cause the State Historic Preservation Officer to nominate the Building for inclusion on the National Register of Historic Places, and upon the Secretary's approval of such nomination, the Building will constitute a "certified historic structure" within the meaning of Section 47(c)(3) of the Code;

(tt)   The Company will elect out of bonus depreciation for all QREs and all QREs will be depreciated under the straight line method of depreciation during all Recapture Periods;

(uu)   The Company anticipates receiving the Part 2 Approval of the Rehabilitation from the Secretary;

(vv)   The Managing Member anticipates that valid issuance of Part 3 Approval of the Rehabilitation by the Secretary designating the Rehabilitation as a "certified rehabilitation" pursuant to Section 47(c)(2)(C) of the Code shall occur no later than December 31, 2024;

(ww)   Upon Placement in Service, the Building will be eligible for depreciation (or amortization in lieu of depreciation). The QREs that form the basis for Tax Credits generated by the Rehabilitation will not include (i) any expenditure with respect to which a method other than the straight-line method for depreciation over a recovery period determined under Section 168(c) or (g) of the Code for nonresidential real property (as modified by Section 241(d)(4) of the Tax Reform Act of 1986) will be used, (ii) the cost of acquiring the Building or any interest therein (including, without limitation, the Company's leasehold interest therein), or (iii) the cost of enlargement of the Building, excluding any increase in floor space resulting solely from interior remodeling;

(xx)   The Company is expected to expend funds in an amount not less than $3,023,146 for the renovation, restoration and reconstruction of the Building which will qualify as QREs, not including acquisition, enlargement of existing building, new construction or peripheral items such as sidewalks, parking lots or landscaping, which QREs are anticipated to result in Federal Historic Tax Credits in an amount not less than $604,629 and State Historic Tax Credits in an amount not less than $604,629. The expenditures included in the calculation of QREs shown in the Projections are properly chargeable to a capital account for nonresidential real property as defined in Section 168(e)(2)(B) of the Code (or an addition or improvement thereto) for which depreciation is allowable under Section 168 of the Code. None of the costs of the Rehabilitation set forth as QREs in the Projections relate to syndication costs, costs of organizing the Company, rent-up or lease-up costs, including advertising, sample unit costs, initial rental incentives, and any other costs to fully rent out the Property; or rental management, consisting of the day-to-day management of the Project, including all dealings with tenants, renewal of leases, and procurement of new tenants. None of the QREs have been incurred by tenants of the Property;

(yy)   intentionally omitted.

The Managing Member shall be solely responsible for the representations, warranties and covenants hereunder, and shall not assert as a defense in any action by the Company or any Investor Member the fact that the Managing Member may have relied on other parties in connection with matters addressed therein.

4.2   <u>Duties and Obligations Relating to the Property and the Company.</u> The Managing Member shall have the following duties and obligations with respect to the Property and the Company:

(a)   it shall cause to be met all requirements applicable to the Company, if any, which are necessary to obtain, achieve and maintain (i) issuance of all necessary certificates of occupancy, including all governmental approvals required to permit occupancy of the Property, and (ii) compliance with all provisions of the Operating Documents;

(b)   while conducting the business of the Company, it shall not act in any manner which it knows or should have known after due inquiry will (i) cause the termination of the Company for federal income tax purposes, (ii) cause the Company to be treated for federal income tax purposes as an association taxable as a corporation; or (iii) cause any Investor Member to lose its limited liability protection;

(c)   it shall prepare and submit to the Secretary, the Secretary of the Treasury or the Internal Revenue Service (or any other governmental authority designated for such purpose), on a timely basis, any and all annual reports, information returns and other certifications and information required (i) to ensure that the Company and the Investor Members will qualify for the State Historic Tax Credits and the Federal Historic Tax Credits and (ii) to avoid any Recapture Event or the imposition of penalties or interest on the Company, each Investor Member or the Members for failure to comply with the requirements of the Code, the State HTC Statute or any other Applicable Laws relating to the Federal Tax Credits and the State Historic Tax Credits;

(d)   it shall exercise good faith in all activities relating to the conduct of the business of the Company, including the operation and maintenance of the Property, and it shall take no action with respect to the business and property of the Company that is not reasonably related to the achievement of the purpose of the Company;

(e)   all of (i) the fixtures, maintenance supplies, tools, equipment and the like now and to be owned by the Company or to be appurtenant to, or to be used in the operation of the Property, as well as (ii) the rents, revenues and profits earned from the operation of the Property, will be free and clear of all security interests and encumbrances except for any mortgage granted to any Lender by the Company in the sole discretion of the Managing Member;

(f)   it will execute on behalf of the Company all documents necessary to elect, pursuant to Sections 732, 734, 743 and 754 of the Code, to adjust the basis of the Company's property upon the written request of a Supermajority of the Investor Members or upon the recommendation of the Accountants, if, in the opinion of such Supermajority of the Investor Members, such election would be advantageous to each Investor Member or any of its direct or indirect members or if following the recommendation of the Accountants, the Managing Member, in its sole discretion, determines such election is in the best interest of the Company;

(g)   it shall, during and after the period in which it is a Managing Member, provide the Company with such information and sign such documents as are necessary for the Company and each Investor Member to make timely, accurate and complete submissions of (i) federal and state income tax returns, (ii) reports to governmental agencies, and (iii) any other reports required to be delivered to the members of each Investor Member or their members;

(h)   it shall comply and cause the Company to comply with the provisions of all Applicable Laws, including, without limitation, state and local zoning laws, building codes, health and safety codes and all other applicable governmental and contractual obligations;

(i)   it shall use commercially reasonable efforts consistent with sound management practice and with the terms of the Operating Documents to maximize Net Cash Flow available for distribution to the Members;

(j)   it shall not, without the consent of each Investor Member, change the Managing Member's organizational structure and shall not make any changes or amendments to its organizational documents and authorizing resolutions which would impair its ability to act as Managing Member in accordance with this Agreement;

(k) it shall not commingle Company funds with funds of any other Person or misapply or misappropriate funds of the Company, including without limitation by the unauthorized payment of fees or lending of Company funds to Affiliates of any Developer Entity;

(l) it shall be personally responsible for the payment of any fines or penalties imposed by the Secretary or the Lender pursuant to the Operating Documents and any documents executed in connection with obtaining Tax Credits attributable to any negligent action or inaction of it or its Affiliates;

(m) it shall provide each Investor Member with Notice of any written or oral notice of any (i) default or event of default or failure of compliance with respect to the Loan or any financial, contractual or governmental obligation of the Company or the Managing Member; (ii) IRS proceeding regarding the Property or the Company or any intention on the part of the Secretary to revoke, cancel or amend the Part 1 Approval, Part 2 Approval or Part 3 Approval; (iii) litigation, criminal action or administrative proceeding against Managing Member, the Company, or any Affiliate of any of them; or (iv) communication from the Lender or the Secretary or any other Person or governmental authority which is not in the ordinary course of business;

(n) intentionally omitted;

(o) in operating the Property, it shall use commercially reasonable efforts to obtain all contracts, materials, supplies, utilities and services required by the project on commercially reasonable terms;

(p) it shall operate the Property in a manner that satisfies, and shall continue to satisfy, all restrictions applicable to the Property and projects generating Tax Credits and which shall be in conformity with the description of the Property set forth in Part 2 of the Certification Application and the Part 2 Approval (including any conditions listed therein);

(q) it shall cause the Company to conduct, and will conduct, its own business through the Managing Member, as applicable, and that business will be conducted solely in the name of the Company and in such a way as to not mislead others as to the identity of the entity with which they are dealing. In that regard, all written communications by the Company or the Managing Member, including, without limitation, letters, invoices, purchase order and contracts, will be made solely in the name of the Company or the Managing Member, as appropriate. The Company will always describe itself as a separate legal entity and not as a division or department of any other Developer Entity. The Company will have its own stationery, invoices, checks and other business forms, separate from those of any Developer Entity. The Managing Member will have as its only office the registered office of the Company. Each of the Company and any Developer Entity will pay its own expenses and liabilities from its own funds. Invoices and other statements of account from creditors of the Company will be addressed and mailed directly to the Company. The Company and the Managing Member allocate and will allocate all overhead expenses for items shared with any Developer Entity (if any) pursuant to a written agreement with such Developer Entity, which shall allocate such shared expenses on the basis of actual use to the extent practicable and, to the extent such allocation is not practicable, on an equitable basis reasonably related to the actual use;

(r)   it shall keep the Managing Member and the Company in good standing in accordance with the requirements of the State;

(s)   intentionally omitted;

(t)   intentionally omitted;

(u)   it shall cause any event of default described in clauses (i), (ii) or (iii) of Section 5.4(c), occurring prior to Final Closing, to be cured within thirty (30) days of the Managing Member becoming aware of such default;

(v)   it shall prevent an event of Bankruptcy from occurring with respect to any Developer Entity;

(w)   the Managing Member shall comply in all respects with the requirements of the Environmental Laws and related regulations and with all similar laws and regulations. In addition, the Managing Member shall provide each Investor Member with prompt written notice (i) upon any Managing Member or Affiliate thereof obtaining knowledge of any potential or known release, or threat of release, of any hazardous material in violation of Applicable Laws at or from the Property or any other property owned, occupied or operated by any Managing Member, any Affiliate of a Managing Member or any Person for whose conduct any Managing Member or Affiliate of a Managing Member is or was responsible and whose liability may result in a lien on the Property, (ii) upon any Managing Member or Affiliate thereof receiving any notice to such effect from any federal, state, or other governmental authority, or (iii) upon any Managing Member or Affiliate thereof obtaining knowledge of any incurrence of any expense or loss by any such governmental authority in connection with the assessment, containment, or removal of any hazardous material for which expense or loss a lien may be imposed on the Property (or the Property);

(x)   the Managing Member shall keep all sources of funding "in balance" and has adequate sources of funds to satisfy the anticipated obligations of the Company and the Managing Member in accordance with this Agreement;

(y)   Intentionally Omitted.

(z)   the Managing Member shall at all times indemnify and hold harmless the Investor Members and each Investor Member's direct and indirect members against and from any and all claims, suits, actions, debts, damages, costs, charges, losses, obligations, judgments, and expenses, of any nature whatsoever, suffered or incurred by such Investor Member or its direct and indirect members, under or on account of the Environmental Laws as they relate to the Property or any similar laws or regulations, including the assertion of any lien thereunder. The foregoing indemnification shall be a recourse obligation of the Managing Member and shall survive the dissolution of the Company and/or the death, retirement, incompetency, insolvency, Bankruptcy or withdrawal of the Managing Member;

(aa)   intentionally omitted;

(bb)   it shall use commercially reasonable efforts to cause the Property to achieve Stabilized Operations by the Stabilized Operations Date;

(cc)   Reserved;

(dd)   it shall use commercially reasonable efforts to cause the Property to receive Part 3 Approval within nine (9) months of Placement in Service;

(ee)   it shall make commercially reasonable efforts to cause the Building to achieve Substantial Completion by the Substantial Completion date;

(ff)   intentionally omitted;

(gg)   upon written request by any Investor Member following ten (10) days of Placement in Service of the Building, it shall provide each Investor Member a certificate of occupancy issued by the City of Albany and within thirty days of Placement in Service of the Building, it shall provide each Investor Member a certification or acknowledgment by the Accountants that the Building was placed in a condition or state of readiness and available to serve its intended function; and

(hh)   Intentionally omitted.

ARTICLE 5
MEMBERS, COMPANY INTERESTS AND OBLIGATIONS OF THE COMPANY

5.1   <u>Members, Managing Member, Capital Contributions and Company Interests.</u> Each Member, its principal address or place of business, its Capital Contribution and its Percentage Interest shall be set forth on the Registry of Shares, maintained by the Managing Member and set forth in Exhibit A attached hereto. Initially, the Investor Members shall in the aggregate own up to ninety-nine percent (99%) of the total Company Interests and the Managing Member shall own the balance of the company Interests, but not less than one percent (1%), with each individual Investor Member owning such proportionate Percentage Interest as set forth in his, her, or its Investment Agreement and as set forth on the Registry of Shares (and each Investor Member shall receive such proportionate share of Distributions, Allocations and Capital Proceeds, based on his, her or its Percentage Interests, as more specifically set forth herein). Provided, however, that following the Transition Date, the Investor Members shall in the aggregate own up to 9.9% of the total Company Interests, with each Investor Member owning a proportionate share thereof, and the Managing Member shall own no less than 90.1% of the total Company Interests. For example, if an Investor Member owns 25% of the company Interests prior to the Transition Date, such Investor Member shall own 2.5% of the Company Interests following the Transition Date.

5.2   <u>Managing Member Capital Contributions.</u>

(a)   Payment Schedule.   Subject to the provisions of this Agreement, the Managing Member shall be obligated to make a Capital Contribution to the Company as set forth in Exhibit A.   The Managing Member shall also be obligated to make additional capital contributions in accordance with Section 8.9.

5.3   Investor Member Capital Contributions, Capital Contribution Adjustments and Recapture Event.

(a)   Subject to the provisions of this Agreement, including without limitation the provisions of Sections 5.3(b) – (c) and 5.4(c), each Investor Member shall be obligated to make such Capital Contribution set forth in his, her, or its Investment Agreement. In the aggregate, it is the goal of the Company that the total of all Investor Member Capital Contributions shall include: (1) a Capital Contribution to the Company in the aggregate expected amount of $**502,810** (the "Total Expected Federal Capital Contribution"), and (2) a Capital Contribution to the Company in the aggregate expected amount of $**442,951** (the "Total Expected State Capital Contribution"). The Managing Member shall deliver a draft Cost Certification along with the most current form AIA G702 and form AIA G703 with respect to the Project to each Investor Member no more than thirty (30) days and no less than ten (10) days prior to the Placement in Service of the Property. The Members will adjust each Investor Member's Total Expected Federal Capital Contribution and Total Expected State Capital Contribution based on the QREs, Federal Historic Tax Credits and State Historic Tax Credits (as applicable) shown on such draft Cost Certification.   Each Investor Member's Capital Contribution, as adjusted pursuant to this Section 5.3, will be made to the Company in one (1) Installment, which installments shall be due and payable in cash by each Investor Member to the Company following the acceptance of such Investor Member's executed Investment Agreement and no later than the "Target Date" of the "Offering" as such terms are used and defined in the Investment Agreement between the Company and any Investor Member.

(b)   Capital Contribution Adjustments.

(i)   If, as a result of a reduction or increase in QREs, or for any other reason other than a Recapture Event or an Excluded Event, either the Accountants shall determine in preparing the Company's tax returns (or an amended return), or there shall be a Final Determination, that the Actual Federal Historic Tax Credits and/or Actual State Historic Tax Credits are more or less than the Projected Federal Historic Tax Credits and/or Projected State Historic Tax Credits, as applicable (such determination being referred to herein as the "Credit Determination"), the provisions of this Sections 5.3(b)(ii) and (b)(iii) shall apply.

(ii)   After the Credit Determination is made, the Accountants shall calculate: (A) the difference between the Actual Federal Historic Tax Credits and the Projected Federal Historic Tax Credits, and (B) the difference between the Actual State Historic Tax Credits and the Projected State Historic Tax Credits.   Such difference(s) shall be multiplied by the applicable Price and the product(s) shall be referred to herein as the "Credit Adjustment."   If the amount of the Credit Adjustment is positive, the Managing Member shall be authorized to issue additional Interests in the Company and admit additional Investor Members, provided that such admission complies with all applicable Securities Laws and provided that the Price paid by such additional Investor Members shall be substantially similar to the Price paid by each Investor Member admitted hereunder.   Prior to any such offering or admission of additional Investor

30

Members, the Managing Member shall provide each existing Investor Member an opportunity to make an additional Capital Contribution for his, her, or its proportionate share of such positive Credit Adjustment, and, should any such Investor Member accept and make such additional Capital Contribution, the Managing Member shall make a corresponding update to the Registry of Shares reflecting the same. If any Investor Member declines such opportunity to make additional Capital Contributions as a result of a positive Credit Adjustment, the Managing Member shall offer the proportionate amount of such positive Credit Adjustment to the remaining Investor Members until all have declined, prior to seeking any additional third-party investor members. Prior to contributing any additional capital due to a positive Credit Adjustment, each Investor Member shall be provided with evidence reasonably sufficient to enable it to verify the calculation of such positive Credit Adjustment. If the Managing Member elects to not seek additional third-party investor members or is unsuccessful in doing so, and no existing Investor Member elects to further increase its Capital Contribution due to a positive Credit Adjustment, the Percentage Interests of the Members will be adjusted so that the Managing Member is allocated all Excess Federal Historic Tax Credits and Excess State Historic Tax Credits in a manner that does not cause a Recapture Event, and subject to the Safe Harbor.

(iii)   In the case of a negative Credit Adjustment, the Managing Member shall pay the amount necessary to achieve the total Credit Adjustment by contributing to the Company the difference between the Credit Adjustment and the amount by which such Installment(s) were reduced (the "Adjuster Differential Amount"), which amount shall then be immediately distributed to each Investor Member as a return of capital. Notwithstanding the foregoing, (A) if the effect of such a contribution of capital would be to prevent the Investor Members from collectively being allocated 99% of Profits and Tax Credits, then the Adjuster Differential Amount that was to be contributed to the Company as aforesaid (recalculated on an After-Tax Basis) shall be paid directly by the Managing Member to each Investor Member as compensation for the applicable Adjuster Differential Amount. Any amounts not paid within thirty (30) days of written demand shall bear interest at the rate of two percent (2%) over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full.

(c)   Reserved.

(d)   Reserved.

(e)   Notwithstanding any provision of this Agreement to the contrary, the cumulative downward adjustments to the Capital Contributions of each Investor Member under this Section 5.3 and 8.7(d) shall be limited to 25% of the Total Expected Federal Capital Contribution (as adjusted pursuant to Section 5.3(a)), and any excess balance shall be paid directly to each Investor Member by the Managing Member as an indemnification payment. Any amounts not paid within thirty (30) days of written demand shall bear interest at the rate of two percent (2%) over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full, and shall be deemed an Adjustment Amount for purposes of Article Xl hereof.

5.4   Matters Related to Capital Contributions.

(a)   Each Investor Member shall have the right to pay itself, at any time and from any Installment, on behalf of the Company. Any legal, accounting or other related costs incurred by each Investor Member with respect to any other post-closing documents, may be deducted from any Installment.

(b)   Except as provided in this Agreement, no Member shall be entitled to demand or receive the return of any portion of its Capital Contribution. Except as provided in Section 9.2 hereof or Article XIV hereof, without the Consent of all of the Members, no additional Person may be admitted as an additional Member and a Capital Contribution may be accepted only as and to the extent expressly provided for in this Article V.

(c)   Without limiting Investor Member's rights hereunder and under applicable law, each Investor Member shall also have the right, but not the obligation, to make IM Loans pursuant to this Section 5.4(c) to fund Operating Deficits of the Company in the event that the Managing Member fails to fund such Operating Deficit pursuant to Section 8.9. IM Loans shall be on the following terms: (i) interest shall accrue on IM Loans at an annual interest rate equal to eight percent (8%), compounded annually; and (ii) IM Loans shall be repayable as set forth in Section 11.1, and pursuant to Sections 11.4 and 12.2 and Article XV of this Agreement. By making an IM Loan, Investor Member does not waive any claim of, or remedies with respect to, a default, if any, by the Managing Member in its obligations under this Agreement. Interest shall be payable as provided above, or if such rate is in excess of the highest interest rate allowed by law, then interest shall be payable at the highest rate allowable by law. For the avoidance of doubt, Investor Members cannot make IM Loans unilaterally, such loans must be approved in the sole discretion of the Managing Member.

(d)   Intentionally omitted.

5.5   Intentionally Omitted.

ARTICLE 6
CHANGES IN MANAGING MEMBER

6.1   Withdrawal of a Managing Member.

(a)   A Managing Member may withdraw from the Company or sell, transfer or assign its Interest as Managing Member (or permit any such transfer of a controlling interest in the Managing Member) only with the Consent of each Investor Member, which consent may be withheld during the Recapture Period, and of the Lender, if required, and only after being given written approval by the necessary parties as provided in Section 6.2 of the Managing Member(s) to be substituted for it or to receive all or part of its Interest as Managing Member.

(b)   In the event that a Managing Member withdraws from the Company or sells, transfers or assigns its entire Interest in compliance with Section 6.1(a), it shall be and shall remain liable for all obligations and liabilities incurred by it as Managing Member before such withdrawal, sale, transfer or assignment shall have become effective, but shall be free of any obligation or liability incurred on account of the activities of the Company from and after the time such withdrawal, sale, transfer or assignment shall have become effective.

6.2   Admission of a Successor or Additional Managing Member. A Person shall be admitted as a Managing Member of the Company only if the following terms and conditions are satisfied:

(a)   the admission of such Person shall have been Consented to by the Managing Member or its successors and a Supermajority of the Investor Members, and consented to, if required, by the Lender;

(b)   the successor or additional Person shall have accepted and agreed to be bound by (i) all the terms and provisions of this Agreement, by executing a counterpart thereof, and (ii) all the terms and provisions of the Property Documents, to the extent applicable, by executing a counterpart thereof, and (iii) all the terms and provisions of such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Managing Member, and an appropriate document evidencing the admission of such Person as a Managing Member shall have been filed, if required, and all other actions required by Section 1.6 in connection with such admission shall have been performed;

(c)   if the successor or additional Person is a limited liability company or corporation, it shall have provided the Company with evidence satisfactory to counsel for the Company of its authority to become a Managing Member, to do business in the State and to be bound by the terms and provisions of this Agreement; and

(d)   Counsel shall have rendered an opinion that the admission of the successor or additional Person is in conformity with the Act and that none of the actions taken in connection with the admission of such Person will cause the termination or dissolution of the Company or will cause it to be treated for federal income tax purposes as an association taxable as a corporation.

6.3   Effect of Bankruptcy, Death, Withdrawal, Dissolution or Incompetence of a Managing Member.

(a)   In the event of the Bankruptcy of a Managing Member or the withdrawal, death or dissolution of a Managing Member or an adjudication that a Managing Member is incompetent (which term shall include, but not be limited to, insanity) the business of the Company shall be continued by the other Managing Member(s), if applicable; provided, however, that if the withdrawn, Bankrupt, deceased, dissolved or incompetent Managing Member is then the sole Managing Member, then the Company shall be terminated, unless a majority in Interest of the other Members, within ninety (90) days after receiving Notice of such Bankruptcy, withdrawal, death, dissolution or adjudication of incompetence, elect to designate a successor Managing Member(s) and continue the Company upon the admission of such successor Managing Member(s) to the Company.

(b)   Upon the Bankruptcy, death, dissolution or adjudication of incompetence of a Managing Member, such Managing Member shall immediately cease to be a Managing Member and its Interest shall without further action be converted to an Economic Interest; provided, however, that the converted Company Interest of such Managing Member shall be ratably reduced to the extent necessary to insure that the remaining or substitute Managing Member(s) hold(s) a Percentage Interest equal to the Percentage Interest of the Managing Member as set forth in Section 5.1. Promptly thereafter, Investor Member may appoint a successor Managing Member in the same manner as provided for in the event of termination of a Managing Member as described herein. The successor Managing Member shall have all rights and responsibilities of the Managing Member under this Agreement which arise following the date of appointment of such successor Managing Member. If unable to appoint a replacement Managing Member by a Supermajority vote, the Investor Members may appoint a replacement Managing Member with a fifty percent (50%) simple majority. Until a Supermajority of the Investor Members has appointed a successor Managing Member, the Investor Members, cumulatively, shall have all rights and responsibilities of the Managing Member under this Agreement.

(c)   Except as set forth above, such conversion of a Managing Member Interest to an Economic Interest shall not affect any rights, obligations or liabilities (including without limitation, any of the Managing Member's obligations under Section 8.9 herein) of the Bankrupt, deceased, dissolved or incompetent Managing Member existing prior to the Bankruptcy, death, dissolution or incompetence of such person as a Managing Member (whether or not such rights, obligations or liabilities were known or had matured).

(d)   If, at the time of the withdrawal, Bankruptcy, death, dissolution or adjudication of incompetence of a Managing Member, the Bankrupt, deceased, dissolved or incompetent Managing Member was not the sole Managing Member of the Company, the remaining Managing Member shall immediately (i) give Notice to each Investor Member of such Bankruptcy, death, dissolution or adjudication of incompetence, and (ii) make such amendments to this Agreement and execute and file such amendments or documents or other instruments as are necessary to reflect the conversion of the Interest of the Bankrupt, deceased, dissolved or incompetent Managing Member and its having ceased to be a Managing Member. Such action or actions by the remaining Managing Member shall, in the event that permission of a bankruptcy court is necessary, be deemed to have been taken subject to the provisions of Paragraph 6.3(e) below. The remaining Managing Member is hereby granted an irrevocable power of attorney, coupled with an interest, to execute any or all documents on behalf of the Members and the Company and to file such documents as may be required to effectuate the provisions of this Section 6.3.

(e)   The Managing Member, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agrees that in the event the Managing Member should make application for or seek protection or relief under any of the Sections or Chapters of the United States Bankruptcy Code (the "Bankruptcy Code"), or in the event that any involuntary petition is filed against the Managing Member, then, in such event, any other Member shall thereupon be entitled to immediate relief from any automatic stay imposed by Section 362 of the Bankruptcy Code, or otherwise, on or against the exercise of the rights and remedies available to such Member pursuant to this Agreement, or otherwise. The foregoing shall in no way preclude, restrict or prevent the Managing Member from filing for protection under the Bankruptcy Code.

(f)   Intentionally omitted.

(g)   In the event that the Managing Member makes application for or seeks relief or protection under any of the Sections or Chapters of the Bankruptcy Code, or in the event that any involuntary petition is filed against said Managing Member, then, in such event, any Member may apply or move to the bankruptcy court in which such petition is filed for a change of venue to the bankruptcy court where the Company has its principal place of business, and the Managing Member hereby agrees not to oppose or object to such application or motion in any way.

ARTICLE 7
ASSIGNMENT TO THE COMPANY

The Managing Member acknowledges that, in consideration for its appointment as the Managing Member, it has transferred and assigned, or shall transfer and assign, as applicable, to the Company all of its rights, title and interest in and to the Property, including without limitation the following:

(a) all contracts with respect to the operation of the Property;

(b) all governmental approvals obtained in connection with the operations of the Property; and

(c) any Operating Documents and other work product related to the Property.

The Managing Member's Capital Account will not be credited with any amount as a result of its assignment to the Company of the various items referred to in this Article VII.

ARTICLE 8
RIGHTS, OBLIGATIONS AND POWERS OF THE MANAGING MEMBER

8.1   Management of the Company.

(a)   Except as otherwise set forth in this Agreement, the Managing Member, within the authority granted to it under this Agreement, shall have full, complete and exclusive discretion to manage and control the business of the Company for the purposes stated in Article III, shall make all decisions affecting the business of the Company and shall manage and control the affairs of the Company to the best of its ability and use its best efforts to carry out the purpose of the Company. In so doing, the Managing Member shall take all actions necessary or appropriate to protect the interests of each Investor Member and of the Company. The Managing Member shall devote such of its time as is necessary to the affairs of the Company.

(b)   Except as otherwise set forth in this Agreement and subject to the applicable lender rules and regulations and the provisions of the Operating Documents, the Managing Member (acting for and on behalf of the Company), in extension and not in limitation of the rights and powers given by law or by the other provisions of this Agreement, shall, in its sole discretion, have the full and entire right, power and authority in the management of the Company business to do any and all acts and things necessary, proper, convenient or advisable to effectuate the purpose of the Company. In furtherance and not in limitation of the foregoing provisions, the Managing Member is specifically authorized and empowered to execute and deliver, on behalf of the Company, the Operating Documents and any bank resolution and signature card, release, discharge, or any other document or instrument in any way related thereto or necessary or appropriate in connection therewith. All decisions made for and on behalf of the Company by the Managing Member shall be binding upon the Company. No person dealing with the Managing

Member shall be required to determine its authority to make any undertaking on behalf of the Company, nor to determine any facts or circumstances bearing upon the existence of such authority. The Managing Member shall take all actions on behalf of the Company which pertain to the acquisition of the Property and the admission of each Investor Member to the Company.

8.2   Limitations Upon the Authority of the Managing Member.

(a)   The Managing Member shall not have any authority to:

(i)   perform any act in violation of any Applicable Laws;

(ii)   perform any act that would result in a Recapture Event;

(iii)   without the Consent of each Investor Member, terminate, amend, modify or cancel the Capital Lease, the Project Sublease or any Project Document to the extent that such termination, amendment, modification, or cancelation would have a material adverse effect on any Investor Member;

(iv)   perform any act in violation of the provisions of any of the Operating Documents;

(v)   do any act required to be approved or ratified in writing by each Investor Member under the Act unless the right to do so is expressly given in this Agreement or by each Investor Member;

(vi)   borrow from the Company or commingle Company funds with funds of any other Person; or

(vii)   approve change orders except as permitted by Section 4.2(y) of this Agreement.

(b)   The Managing Member shall not, without the Consent of a fifty-one percent (51%) majority of the Investor Members, have any authority to:

(i)   sell or otherwise dispose of all or substantially all of the assets of the Company, including the Property;; permit a disposition of the Property within the meaning of Section 50 of the Code, or take any action that would cause a Recapture Event;

(ii)   supplement, replace, renew, cancel or materially amend any of the Operating Documents to the extent that such termination, amendment, modification, or cancelation would have a material adverse effect on any Investor Member;

(iii)   intentionally omitted;

(iv)   undertake any rehabilitation, repairs or other work on the Building inconsistent with the Secretary's Standards; or construct any new or replacement capital improvements on the Property which substantially alter the Property or its use or which are at a cost in excess of $100,000 in a single Company Fiscal Year, except (A) replacements and remodeling in the ordinary course of business or under emergency conditions, or (B) reconstruction paid for from insurance proceeds;

(v)   intentionally omitted;

(vi)   make any filing to begin Bankruptcy proceedings on behalf of the Company;

(vii)   reserved;

(viii)   intentionally omitted;

(ix)   cause the Company to settle, compromise, mediate or otherwise relinquish any claim (actual or prospective), or to release, waive or diminish any material Company rights in any litigation or arbitration matter involving a claim in excess of $250,000;

(x)   change the nature of the Company's business;

(xi)   dissolve and wind up the Company;

(xii)   permit the merger or termination of the Company;

(xiii)   enter into, or permit any sublessee to enter into, any lease or sublease (including a Commercial Sublease) with any "tax-exempt entity" as that term is defined in Section 168(h) of the Code, including the United States, any state or political subdivision thereof, or any agency or instrumentality of any of the foregoing; any organization exempt from federal income tax; or any foreign person or entity, if such Commercial Sublease results in any portion of the Property being treated as "tax-exempt use property" as that term is used in Section 168(h) of the Code;

(xiv)   enter into any lease of additional space in the Property to a Disqualified Person, except to the extent that such lease does not constitute a "disqualified lease", as such term is defined pursuant to Section 168(h) of the Code;

(xv)   enter into any lease or sublease other than a Commercial Sublease entered into in the ordinary course of the Company's business;

(xvi)   take any action that causes or is likely to cause the Building to be delisted from the National Register of Historic Places or to be certified as noncontributing to the historic district in which it is located, as applicable;

(xvii)   intentionally omitted;

(xviii)   guarantee the indebtedness of any Person;

(xix)   make any unbudgeted expenditure (or series of unbudgeted expenditures) in excess of either or both of (A) 10% of any Budget category or (B) more than 5% of the overall Budget, except as permitted hereunder; or

(xx)   take any action for which the Consent of each Investor Member is required under any other provision of this Agreement without obtaining such Consent in each such instance.

8.3   <u>Management Purposes.</u> In conducting the business of the Company, the Managing Member shall be bound by the Company's purpose(s) set forth in Article III.

8.4   <u>Delegation of Authority.</u> The Managing Member may delegate all or any of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Company, which Person may, under supervision of the Managing Member, perform any acts or services for the Company as the Managing Member may approve. No such delegation or other action described herein shall (i) relieve the Managing Member of its obligation or responsibilities to ensure the proper management of the Company and the Project or (ii) relieve the Managing Member of its obligation under this Agreement.

8.5   <u>Developer Entity Dealings with the Company.</u>

(a)   Intentionally omitted.

(b)   Neither the Company nor the Managing Member shall enter into any agreement with any Developer Entity or the sale of goods or services to the Company not specifically provided for in this Agreement unless (i) the compensation paid for such goods or services is reasonable (i.e., at fair market value) and is paid only for goods or services actually furnished to the Company, (ii) the goods or services to be furnished are reasonable for and necessary to the Company, (iii) the fees, terms and conditions of such transaction are at least as favorable to the Company as would be obtainable in an arm's-length transaction, (iv) no agent, attorney, accountant or other independent consultant or contractor who also is employed on a full-time basis by any Developer Entity shall be compensated by the Company for his or her services.

8.6   <u>Other Activities.</u> Each Investor Member, and any member or Affiliate of either Member may engage in or possess interests in other business ventures of every kind and description for their own account, including, without limitation, serving as a member of other limited liability companies which own, either directly or through interests in other limited liability companies, projects similar to the Property. Neither the Company nor any other Member shall have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

8.7   <u>Liability for Acts and Omissions</u>. No Managing Member shall be liable, responsible or accountable in damages or otherwise to any of the Members for any act or omission performed or omitted by it in good faith on behalf of the Company and in a manner reasonably believed by it to be within the scope of the authority granted to it by this Agreement and in the best interest of the Company, except that the Managing Member shall be liable for, and shall indemnify, defend, and hold harmless the Company and the Investor Member from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) arising out of, its actions and/or omissions to the extent they are attributable to a Manager Breach or actions performed outside the scope of its authority, and further provided that this will not affect any Managing Member's guaranties and obligations hereunder, which remain in full force and effect, unaffected by this provision. Any loss or damage incurred by the Managing Member by reason of any act or omission performed or omitted by it in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority granted to it by this Agreement and in the best interests of the Company (but not, in any event, any loss or damage incurred by any Managing Member by reason of a Manager Breach) shall be paid from Company assets to the extent available (but each Investor Member shall not have any personal liability to the Managing Member under any circumstances on account of any such loss or damage incurred by the Managing Member or on account of the payment thereof).

(b)   The Managing Member shall indemnify, defend and hold harmless each Investor Member and the Company (and the Company shall indemnify, defend and hold harmless each Investor Member) from and against any actual loss, liability, damage, cost or expense (including reasonable attorneys' fees) to the extent that the Managing Member's (including its employees and/or agents) acts and/or omissions constituted a Manager Breach and such breach had a material adverse effect on the Company or each Investor Member.

(c)   In connection therewith and not in way of limitation of the above, the Managing Member shall be obligated to pay damages to each Investor Member at the time provided in the following sentence if, (i) Managing Member causes the recapture or disallowance of more than fifty percent (50%) of the anticipated tax credits through its error or omission, (ii) Managing Member fails to obtain and maintain casualty insurance amounts reasonably determined by the Managing Member and such failure results in a material adverse effect to each Investor Member, (iii) an event of Bankruptcy has occurred with respect to the Managing Member or an Affiliate prior to the Final Closing, (iv) unless the Managing Member have funded Excess Development Costs and Operating Deficits when and as required herein, the Project fails to achieve Stabilized Operations by the Stabilized Operations Date, or (v) intentionally omitted (each a "Critical Event"); provided, that each Investor Member shall have the sole and exclusive right to extend any date that triggers a Critical Event. Upon the occurrence of any of the Critical Events, the Managing Member shall, within ten (10) calendar days thereafter, give Notice to each Investor Member of the occurrence of such Critical Event and of the Managing Member's obligation to pay damages to each Investor Member. Each Investor Member may by Notice to the Managing Member at any time after becoming aware of the events specified herein, regardless of whether the Managing Member has complied with the ten (10) calendar day Notice requirement described herein, elect to require the Managing Member to pay damages to each Investor Member (an "Indemnity Payment") in an amount equal to 100% of each Investor Member's Capital Contributions paid to such date plus costs and expenses incurred by each Investor Member related to such events. The Managing Member shall make the Indemnity Payment to each Investor Member as required above within ten (10) calendar days after receipt of Notice from each Investor Member of the occurrence of one of the events described in this Section 8.7 and, upon such payment, the Interest of each Investor Member shall terminate. Managing Member shall indemnify each Investor Member, and hold it harmless from and against, any and all claims or other liability arising respecting the occurrence of the Critical Events.

(d)   Without limiting the generality of the foregoing the Managing Member shall indemnify, defend and hold harmless each Investor Member and the Company (and the

Company shall indemnify, defend and hold harmless each Investor Member) from and against any actual loss, liability, damage, cost or expense (including reasonable attorneys' fees) from a Recapture Event. Subject to Section 5.3(e), if a Recapture Event occurs prior to the time each Investor Member has paid in its Capital Contribution in full, the amount of the next succeeding Installment (and any Installment(s) thereafter if necessary) of each Investor Member shall be reduced by the Recapture Adjustment Amount. If no further Installment remains, or if the Recapture Adjustment Amount is greater than the aggregate amount of the remaining Installment(s) or is limited by Section 5.3(e), then the Managing Member shall pay the difference between the Recapture Adjustment Amount and the amount by which such Installment(s) were reduced (the "Recapture Differential Amount") to each Investor Member as an indemnification payment. Payment of such amount shall not relieve the Managing Member from the payment of any other indemnification obligation that it may have to each Investor Member under this Section 8.7. Any amounts not paid within thirty (30) days of written demand shall bear interest at the rate of two percent (2%) per annum over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full, and shall be deemed an Adjustment Amount for purposes of Article Xl hereof.

(e)   The Managing Member shall indemnify, defend and hold harmless each Investor Member from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) for any Transfer Taxes (as hereinafter defined) incurred by each Investor Member as a result of each Investor Member's admission to, or becoming a Member of, the Company. As used herein, "Transfer Taxes" means any real property transfer taxes assessed by or within the State or the city or county in which the Property is located, including, without limitation, any such taxes imposed on the transfer of an interest in an entity that owns real property.

(f)   The indemnification rights contained in this Section 8.7 shall (i) be joint and several recourse obligations of the Managing Members (if more than one); (ii) survive dissolution of the Company, the withdrawal, removal, incompetence, bankruptcy or insolvency of the Managing Member and the withdrawal, insolvency, dissolution or bankruptcy of each Investor Member; and (iii) be cumulative of and in addition to any and all rights, remedies and recourses to which each Investor Member shall be entitled, whether pursuant to the provisions of this Agreement, at law or in equity.

8.8   <u>Company Taxable as Partnership.</u> The Managing Member shall take such steps and comply with such other requirements as may from time to time be necessary to assure that all provisions of the Code (as now or hereafter interpreted by the Internal Revenue Service or the courts) are met that are necessary to assure that the Company is classified as a partnership for federal income tax purposes.

8.9   <u>Excess Development Costs and Operating Deficits.</u>

(a)   The Managing Member hereby is obligated to fund all Excess Development Costs within ten (10) business days of a determination of Excess Development Costs by any Member or the Accountants in the form of a capital contribution to the Company. In the event that the Managing Member shall fail to pay any such Excess Development Costs as required in this Section 8.9(a), each Investor Member may, in its sole discretion, cause the Company to pay such Excess Development Costs using each Investor Member's Capital Contribution.

(b)   Any Operating Deficit occurring prior to the achievement of Final Closing shall be considered an Excess Development Cost and shall be governed by Section 8.9(a). In the event that an Operating Deficit exists during the Recapture Period, the Managing Member shall provide such funds to the Company as shall be necessary to pay such Operating Deficit(s) in the form of a loan to the Company (the "Operating Deficit Loan(s)"). The Managing Member shall make Operating Deficit Loans in such amounts and at such intervals so as to allow the Company to cover accrued accounts payable on a 60-day current basis. An Operating Deficit Loan shall bear no interest, and shall be repaid in accordance with the provisions of Article XI only if the Managing Member is not in default with respect to its obligations under this Agreement.

(c)   Intentionally omitted.

8.10   Net Interim Income. Any Net Interim Income, with the Consent of each Investor Member, shall be added to Net Cash Flow for the first Company Fiscal Year in which Net Cash Flow is to be determined.

8.11   Withholding of Fee Payments.

(a)   Without limitation on any other provision in this Agreement, upon the occurrence of any of the events described in Section 5.4, then the Managing Member shall be in default of this Agreement, and the Company shall withhold payment of any amounts otherwise payable to it hereunder including, without limitation, any distributions of Net Cash Flow or proceeds from a Capital Transaction, until such time as such default shall have been cured; provided, however, if a payment of all or any portion of such amounts then otherwise due would cure the event justifying the withholding, then the Company shall pay such amounts otherwise payable if it is applied to cure such event.

(b)   All amounts so withheld by the Company under this Section 8.11 shall be promptly released to the payees thereof only after the Managing Member has cured the default justifying the withholding.

8.12   Intentionally Omitted.

8.13   Reserves. The Managing Member shall cause the Company to establish and maintain all reserves required to be retained hereunder or pursuant to the Operating Documents in amounts satisfactory to the Lender and Investor Member, including, without limitation, (A) an operating reserve (the "Operating Reserve") in the amount of $7,100, which amount is equal to three months of projected Operating Expenses and Debt Service payments, to fund Operating Deficits and Debt Service, which reserve shall be (i) funded on the Substantial Completion Date (ii) replenished from Net Cash Flow as set forth in Section 11.1(b)(iv) if utilized , (B) a replacement reserve to be funded annually in the amount of $3,000, (C) omitted; (D) omitted; (E) reserved; and (F) all other Reserves required to be maintained hereunder or pursuant to the Operating Documents. Notwithstanding anything to the contrary herein, the amount of all Reserves maintained hereunder shall not exceed the amount of reasonably projected Operating Expenses and Debt Service for a twelve (12) month period, or otherwise exceed the amounts set forth in the Safe Harbor with respect to "unfunded guarantees."

8.14   Loans to the Company. If (i) additional funds are required by the Company for any purpose relating to the business of the Company or for any of its obligations, expenses, costs or expenditures, and (ii) the Company has not received capital contributions or loans from the Managing Member as required by Section 8.9 to pay such amounts, then the Company may borrow such funds as are needed from a Person or organization, other than a Developer Entity, in accordance with the terms of this Section 8.14, for such period of time and on such terms as the Managing Member may determine, in its sole but reasonable discretion. Nothing in this Section 8.14 shall modify or affect the obligation of the Managing Member to make capital contributions or loans pursuant to Section 8.9 and to perform its obligations when and as required by this Agreement.

8.15   Property Management.

(a)   The Company may engage a Property Manager if deemed necessary in the sole discretion of the Managing Member.

(b)   Each Property Management Agreement shall be subject to the following requirement that the fees paid under any such agreement shall be no greater than that which would be charged by an unrelated third party in an arm's-length transaction for the services to be provided to the Company and the Project pursuant to such agreement, and, together with any other fees to be paid pursuant to any existing Property Management Agreements, will not exceed either the amounts anticipated to be paid for such services in the Projections or in any approved Budget for the period covered by such Budget,

8.16   Intentionally omitted.

8.17   Operating Budget and Capital Budget.

The annual operating budget and the capital budget for the Property (the "Budget") shall be prepared by the Managing Member (or by the Property Manager under the Property Management Agreement) and submitted to each Investor Member at least on an annual basis.

ARTICLE 9
TRANSFERS OF, AND RESTRICTIONS ON TRANSFERS
OF INTERESTS OF INVESTOR MEMBER

9.1   Purchase for Investment.

(a)   Each Investor Member hereby represents and warrants to the Managing Member, to the Company and to any other Member that the acquisition of its Interest is made as principal for its account for investment purposes only and not with a view to the resale or distribution of such Interest, except insofar as Applicable Securities Laws permit such acquisitions to be made for the account of others or with a view to the resale or distribution of such Interest without requiring that such Interest, or the acquisition, resale or distribution thereof, be registered under Applicable Securities Laws.

(b)   Each Investor Member agrees that it will not sell, assign or otherwise transfer its Interest or any fraction thereof to any Person who does not similarly represent and warrant and similarly agree not to sell, assign or transfer such Interest or fraction thereof to any Person who does not similarly represent and warrant and agree.

9.2   Restrictions on Transfer of Investor Member's Interest.

(a)   The offer, sale, transfer, assignment, hypothecation or pledge of any Interest of each Investor Member to any Affiliate of each Investor Member or to any lender of each Investor Member in order for each Investor Member to fund its Capital Contributions shall be permitted without the Managing Member's Consent. Any other offer, sale, transfer, assignment, by hypothecation or pledge of any Interest of each Investor Member, or any offer, sale, transfer, assignment, hypothecation or pledge of any Interest of each Investor Member shall be subject to the Consent of the Managing Member and shall comply with all Applicable Securities Laws.

(b)   Each Investor Member whose Interest is being transferred shall pay such reasonable expenses as may be incurred by the Company in connection with such transfer.

(c)   Nothing in this Section 9.2 shall limit the authority of any member of each Investor Member to offer, sell, transfer or assign any interests within such member of each Investor Member in such member's sole discretion.

(d)   The Managing Member, in its sole and absolute discretion, may require any Investor Member to provide an opinion of counsel, satisfactory to Counsel for the Company, in all material respects, that any such transfer complies with all Applicable Securities Laws.

9.3   Admission of Substitute Investor Member.

(a)   Subject to the other provisions of this Article IX, an assignee of all or a portion of the Interest of an Investor Member (which shall be understood to include any purchaser, transferee, donee, or other recipient of any disposition of such Interest) shall be deemed admitted as a Substitute Investor Member of the Company only upon the satisfactory completion of the following:

(i)   each assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart thereof or an appropriate amendment hereto, and such other documents or instruments as the Managing Member may require in order to effect the admission of each such Person as a Investor Member;

(ii)   an amended Agreement and/or Articles evidencing the admission, if necessary, of each such Person as a Investor Member shall have been filed for recording, if necessary, pursuant to the requirements to the Act;

(iii)   each assignee shall have represented and agreed in writing as required by Section 9.1;

(iv)   if any assignee is a corporation, the assignee shall have provided the Managing Member with evidence satisfactory to Counsel of its authority to become an Investor Member under the terms and provisions of this Agreement and under any Applicable Securities Laws; and

(v)   each assignee or the assignor shall have reimbursed the Company for all reasonable expenses, including all reasonable legal fees and recording charges, incurred by the Company in connection with such assignment.

(b)   For the purpose of allocation of Profits or Losses and credits, and for the purpose of distributing Net Cash Flow of the Company, a Substitute Investor Member shall be treated as having become, and as appearing in, the Registry of Shares of the Company as a Member upon its signing of an amendment to this Agreement, agreeing to be bound hereby.

(c)   The Managing Member shall cooperate with each Person seeking to become a Substitute Investor Member by preparing the documentation required by this Section and making any official filings and publications, if any. The Company shall take all such action, including the filing of any amended Agreement and/or Articles evidencing the admission of any Person as a Investor Member, if required, and the making of any other official filings and publications, if required, as promptly as practicable after the satisfaction by the assignee of the Interest of an Investor Member of the conditions contained in this Article IX to the admission of each such Person as an Investor Member of the Company. Any cost or expense incurred in connection with such admission shall be borne by each Substitute Investor Member.

9.4   Rights of Assignee of Company Interest.

(a)   Except as provided in this Article and as required by operation of law, the Company shall not be obligated for any purpose whatsoever to recognize the assignment by any Investor Member of its Interest until the Company has received actual Notice thereof.

(b)   Any Person who is the assignee of all or any portion of an Investor Member's Interest, but does not become a Substitute Investor Member and desires to make a further assignment of such Interest, shall be subject to all the provisions of this Article IX to the same extent and in the same manner as any Investor Member desiring to make an assignment of its Interest.

ARTICLE 10
RIGHTS AND OBLIGATIONS OF INVESTOR MEMBER

10.1   Management of the Company. Each Investor Member shall not take part in the management or control of the business of the Company nor transact any business in the name of the Company. Except as otherwise expressly provided in this Agreement, each Investor Member shall not have the power or authority to bind the Company or to sign any agreement or document in the name of the Company. Each Investor Member shall not have any power or authority with respect to the Company except insofar as the Consent of each Investor Member shall be expressly required and except as otherwise expressly provided in this Agreement.

10.2   Limitation on Liability of Investor Member. The liability of each Investor Member shall be limited to its obligation to make Capital Contributions as and when payable under the provisions of this Agreement. Each Investor Member shall not have any other liability to contribute money to, or in respect of the liabilities or obligations of, the Company, nor shall each Investor Member be personally liable for any obligations of the Company. Each Investor Member shall not be obligated to make loans to the Company.

10.3   Other Activities. Each Investor Member may engage in or possess interests in other business ventures of every kind and description for its own account, including without limitation, serving as a member of other limited liability companies which own, either directly or through interests in other limited liability companies, projects similar to, or in direct competition with, the Property. Neither the Company nor any of the Members shall have any right by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

10.4   Intentionally Omitted.

ARTICLE 11
ALLOCATION & DISTRIBUTIONS

11.1   Allocation of Profits, Losses, Credits and Cash Distributions.

(a)   After application of Section 11.10, all Operating Profits and Operating Losses, except those gains and losses referred to in Section 11.3, and all credits (including the Tax Credits) shall be allocated among the Members in accordance with their Percentage Interests as set forth in Section 5.1.

(b)   All Net Cash Flow available for distribution shall be paid as follows:

(i)   payment to each Investor Member of any outstanding Capital Contribution Adjustments;

(ii)   to each Investor Member for any IM Loans;

(iii)   to the payment of the Priority Return plus any accrued but unpaid Distribution Shortfall;

(iv)   to the funding of the required Reserves;

(v)   intentionally omitted;

(vi)   90% of any remaining balance, to the payment of any Operating Deficit Loans until paid in full;

(vii)   the balance to the Members in accordance with their Percentage Interests.

(c)   In any year in which a Member sells, assigns or transfers all or any portion of an Interest to any Person who during such year is admitted as a substitute Member, the share of all Profits or Losses allocated to, and of all Net Cash Flow and of all cash proceeds distributable under Section 11.4 distributed to, all Members which is attributable to the Interest sold, assigned or transferred shall be allocated and distributed to the assignee from and after the first day of the calendar month following the month in which the assignee executes this Agreement; provided, however, that the assignor and the assignee may, by agreement, make special provisions for the allocation of items of Profits or Losses, deduction or credit as may from time to time be permitted under the Code, and for the distributions of Net Cash Flow and the proceeds of Capital Transactions, but such allocation shall be binding as to the Company only after it shall have received Notice thereof from the assignor and assignee.

(d)   The Company shall distribute Net Cash Flow annually in the manner provided in this Agreement within 90 days after the end of each Company Fiscal Year.

(e)   In the event that there is a determination that there is any original issue discount, imputed interest or stated interest attributable to the Capital Contribution of any Member, or any loan between a Member and the Company, any income or deduction of the Company attributable to such imputed interest, stated interest or original issue discount on such Capital Contribution or loan (whether stated or unstated) shall be allocated solely to such Member.

(f)   Notwithstanding anything to the contrary in this Agreement, prior to any distributions to the other Members, or the use of insurance proceeds for purposes of rebuilding the Property, to the extent there is a casualty loss of the Property resulting in a Recapture Event, each Investor Member shall receive a special distribution of insurance proceeds in an amount equal to the Recapture Adjustment Amount.

(g)   If any Member's Interest in the Company is reduced but not eliminated because of the admission of new Members or otherwise, or if any Member is treated as receiving any items of property described in Section 751(a) of the Code, the Member's Interest in such items of Section 751(a) property that was property of the Company while such Person was a Member shall not be reduced, but shall be retained by the Member so long as the Member has an Interest in the Company and so long as the Company has an interest in such property.

(h)   In accordance with Section 704(c) of the Code (relating to allocations with respect to appreciated contributed property) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated, solely for tax purposes, among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value. Any elections or other decisions relating to such allocations shall be made by the Managing Member in any manner that reasonably reflects the purpose and intention of this Agreement.

(i)   No distributions or return of Capital Contributions shall be made and paid from Company assets if, after the distribution or return of contribution is made, either: (i) the Company would be insolvent, or (ii) the net assets of the Company would be less than zero.

11.2   <u>Determination of Profits or Losses.</u> Profits or Losses for all purposes of this Agreement shall be determined in accordance with the accrual method of accounting for federal income tax purposes.

11.3   <u>Allocation of Profits or Losses from a Capital Transaction.</u> After application of Section 11.10, Profits or Losses from a Capital Transaction recognized by the Company shall be allocated in the following manner:

(a)   All Profits shall be allocated (i) first, to the Members with negative Capital Account balances, in proportion to such balances, that portion of gains (including any Profits treated as ordinary income for federal income tax purposes) which is equal in amount to such Members' negative Capital Accounts in the Company; (ii) second, Profits in excess of the amount allocated under (i) shall be allocated to the Members in the same amounts as if such Profits were distributed to the Members pursuant to Section 11.4.

(b)   Losses shall be allocated (i) first, to the extent of and in such proportions to the Members' positive Capital Accounts; and (ii) second, the amount of any Losses that remain after the allocations in subparagraph (b)(i) to the Members in accordance with the manner in which they bear the economic risk of loss associated with such Losses. In the event that no Member bears an economic risk of loss, then all Members shall be allocated Losses in excess of the amounts allocated under (i) and (ii) in accordance with their Percentage Interests.

(c)   Any portion of the gains treated as ordinary income for federal income tax purposes under Sections 1245 and 1250 of the Code ("Ordinary Income Amount") shall be allocated on a dollar for dollar basis to those Members to whom the items of Company deduction or loss giving rise to the Ordinary Income Amount had been previously allocated.

11.4   Distribution of Proceeds from a Capital Transaction. Except as may be required under Section 12.2(b), the proceeds resulting from the liquidation of the Company assets pursuant to Section 12.2, and the net proceeds resulting from any Capital Transaction, as the case may be, shall be distributed and applied in the following order of priority:

(a)   to the payment of all matured debts and liabilities of the Company and all expenses of the Company incident to any Capital Transaction), excluding (i) debts and liabilities of the Company to Members or any Affiliates, and (ii) all unpaid fees owing to any Developer Entity under this Agreement;

(b)   to the setting up of any reserves which the Liquidator (or the Managing Member if the distribution is not pursuant to the liquidation of the Company) deems reasonably necessary for contingent, unmatured or unforeseen liabilities or obligations of the Company;

(c)   payment to any Investor Member of any outstanding Capital Contribution Adjustments;

(d)   to each Investor Member for any IM Loans;

(e)   payment of the Priority Return plus any accrued but unpaid Distribution Shortfall;

(f)   intentionally omitted;

(g)   90% of any remaining balance, to the payment of any Operating Deficit Loans until paid in full; and

(h)   the balance to the Members in accordance with their Percentage Interests.

Notwithstanding the foregoing, no proceeds resulting from a Capital Transaction shall be distributed if, after the distribution is made, either: (i) the Company would be insolvent, or (ii) the net assets of the Company would be less than zero.

11.5   Capital Accounts. A separate Capital Account shall be maintained and adjusted for each Member. There shall be credited to each Member's Capital Account the amount of its Capital Contribution, the fair market value of any property contributed to the Company (net of any liabilities secured by such property) and such Member's distributive share of the Profits for tax purposes of the Company; and there shall be charged against each Member's Capital Account the amount of all Net Cash Flow distributed to such Member, the fair market value of any property distributed to such Member (net of any liabilities secured by such property), the net proceeds resulting from the liquidation of the Company's assets or from any Capital Transaction distributed to such Member, and such Member's distributive share of the Losses for tax purposes of the Company. Each Member's Capital Account shall be maintained and adjusted in accordance with the Code and the Treasury Regulations thereunder. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Reg. §1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations. It is the intention of the Members that the Capital Accounts maintained under this Agreement be determined and maintained throughout the full term of this Agreement in accordance with the accounting rules of Treasury Reg. §1.704-1(b)(2)(iv).

In the event that the Company is liquidated within the meaning of Treasury Reg. § 1.704-1(b)(2)(ii)(g), if the Managing Member's Capital Account has a deficit balance (after giving effect to all contributions, distributions and allocations, the Managing Member shall increase its Capital Contribution by the amount of such deficit in compliance with Treasury Reg. § 1.704-1(b)(2)(ii)(b)(3).

11.6   Authority of Managing Member to Vary Allocations to Preserve and Protect Members' Intent. It is the intent of the Members that each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) shall be determined and allocated in accordance with this Article XI to the fullest extent permitted by Section 704(b) of the Code. Each Investor Member hereby acknowledges and agrees that the Managing Member hereby is authorized and directed to allocate income, gain, loss, deduction, or credit (or item thereof) arising in any year differently than otherwise provided for in this Article XI to the extent that allocating income, gain, loss, deduction or credit (or item thereof) in the manner provided for in this Article XI would, in the opinion of the tax advisor to the Company (tax counsel or the Accountants) cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) not to be permitted by Section 704(b) of the Code and Treasury Regulations promulgated thereunder. Any allocation made pursuant to this Section 11.6 shall be deemed to be a complete substitute for any allocation otherwise provided for in this Article XI and no amendment of this Agreement or approval of any Member shall be required. Each Investor Member, by executing an Investment Agreement herewith, grants the Managing Member a Power of Attorney, coupled with an interest, for the limited purposes set forth in this Section 11.6.

11.7   Designation of Partnership Representative. The Managing Member hereby is designated as the Partnership Representative of the Company for each taxable year beginning on or after January 1, 2022, and shall engage in such undertakings as are required of the Partnership Representative of the Company, as provided in Treasury Regulations pursuant to Sections 6233 and 6241 of the Code. Each Member, by the execution of this Agreement, Consents to such designation of the Partnership Representative and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such Consent.

(b)   For each taxable year, the Partnership Representative shall appoint as Designated Individual an individual who meets the requirements of the Revised Partnership Audit Rules for a "designated individual," has sufficient experience and authority to represent the Company in all dealings with the IRS, and for taxable years beginning during the Recapture Period, is consented to by each Investor Member. No later than the effective date of the designation of the Designated Individual, such Designated Individual must agree in writing to be bound by the same obligations and restrictions imposed on the Partnership Representative under this Article 11 prior to and as condition of such designation. If a Designated Individual for any taxable year becomes unable to perform the tasks required of a Designated Individual, no longer has the "capacity to act" within the meaning of the Revised Partnership Audit Rules, or the Managing Member otherwise determines that such person should be removed as the Designated Individual, the Managing Member shall promptly notify the Members of such determination and take all necessary actions to effectuate the resignation (or revocation) of such person as Designated Individual for all taxable years such designation was in effect (including obtaining any required IRS notification of such resignation from such person to be held in trust and delivered to the IRS at the time specified in the Revised Partnership Audit Rules). The designation of the Designated Individual shall also automatically terminate on the effective date of the resignation or revocation of the applicable entity as Partnership Representative.

(c)   In the event of a withdrawal or removal of the Managing Member, to the extent permitted by law, the Company shall revoke the designation of the Managing Member as the Partnership Representative for all taxable years such designation was in effect and the Managing Member shall take all necessary actions to effectuate its resignation as Partnership Representative in accordance with the Revised Partnership Audit Rules, including updating the Partnership Representative contact information for the IRS as a replacement Partnership Representative designated by a Supermajority of the Investor Members may specify or providing any required IRS notification to each Investor Member to be delivered to the IRS at the time specified in the Revised Partnership Audit Rules. Notice of such revocation or resignation shall be given to the IRS in the time and manner prescribed by the IRS and shall include the designation of another person selected by each Investor Member as the successor Partnership Representative for the applicable taxable years and the designation of another individual as Designated Individual in accordance with Section 11.7(b). The resigning or removed Partnership Representative and Designated Individual shall remain obligated hereunder in such capacity until the replacement is accepted by the IRS. The resigning or removed Partnership Representative and Designated Individual shall not be obligated hereunder or liable for actions taken by any successor Partnership Representative or successor Designated Individual.

11.8   Authority of Partnership Representative.

(a)   The Partnership Representative shall have and perform all of the duties required under the Code, including the following duties:

(i)   within five calendar days after the receipt of any correspondence or communication relating to the Company or a Member from the IRS, shall forward to each Member and Reviewed Year Member, as applicable, a photocopy of all such correspondence or communication(s) and shall, within five calendar days thereafter, advise each Member and Reviewed Year Member, as applicable, in writing of the substance and form of any conversation or communication held with any representative of the IRS;

(ii)   inform the Members of any matter which requires their consent pursuant to this Article 11, along with any applicable deadlines imposed pursuant to the Revised Partnership Audit Rules or the IRS in its conduct of any particular Tax Dispute;

(iii)   provide each Investor Member with a draft copy of any correspondence, filing or other materials to be submitted by the Company or the Partnership Representative in connection with any administrative or judicial proceedings relating to the determination of Company items reasonably in advance of such submission, incorporate all reasonable changes or comments to such correspondence or filing requested by the Investor Members to the extent such review and comments are provided in a timely manner such that it would allow the Company to comply with any deadline imposed under applicable law, and provide the Investor Members with a final copy of such correspondence, filing or other materials; and

(iv)   represent the Company in all dealings with the IRS and state and local taxing authorities in accordance with the obligations and restrictions imposed by this Agreement.

(b)   The Partnership Representative shall, upon request by a Member, permit a Member to include its attorney in the power of attorney (Form 2848) for the Company for any taxable years under a tax audit or in a tax administrative appeals process, provided the inclusion is permitted by the Revised Partnership Audit Rules.

(c)   The Partnership Representative shall not without the consent of the Members:

(i)   extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount of character of any Company tax items);

(ii)   settle any audit with the IRS concerning the adjustment or readjustment of any partnership items or remit any imputed underpayment amounts (within the meaning of the Revised Partnership Audit Rules);

(iii)   file a request for an administrative adjustment with the IRS at any time or file a petition for judicial review with respect to any such request;

(iv)   initiate or settle any judicial review or action concerning the amount or character of any Company tax item;

(v)   intervene in any action brought by any other Member for judicial review of a final adjustment;

(vi)   take any other action which would have the effect of finally resolving a tax matter affecting the rights of the Company and/or the Members;

(vii)   take any action or fail to take any action which adversely affects the amount or timing of recognition of the Federal Historic Tax Credits;

(viii)   engage an accounting firm or counsel to represent the Company before the IRS; or

(ix)   take any other action not expressly permitted by this Article 11 on behalf of the Company or any Member in connection with any adjustment, election, or administrative or judicial tax proceeding.

(d)   The Partnership Representative shall keep the other Members advised of any dispute the Company may have with any federal, state or local taxing authority (a "Tax Dispute"), shall consult with the Members regarding the nature and content of all actions to be taken and defenses to be raised and elections to be made by the Company in response to such Tax Dispute, shall not act without the Consent of the Members as required under this Section, and shall afford the other Members the opportunity to participate directly in the negotiation of the Tax Dispute, to the extent permitted by law. The Partnership Representative also shall consult with Members regarding the nature and content of any Tax Dispute instituted by or on behalf of the Company (including the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous Tax Dispute against the Company, or otherwise), and shall not act without the Consent of the Members as required under this Section. Reasonable legal fees incurred in connection with any Tax Dispute (including any Tax Dispute arising at each Investor Member level, to the extent that such Tax Dispute is the result of a Tax Dispute of the Company) shall be paid solely from the assets of the Company, except that if the Company lacks sufficient funds to undertake or prosecute any litigation relating to such Tax Dispute (including, without limitation, any appeal) and either the Managing Member or Investor Member in good faith does not reasonably consent to a settlement or resolution of such tax dispute, then the legal fees and other costs and expenses associated with such litigation shall be funded by the Member(s) refusing to consent to such settlement or resolution, through one or more loans by such Members to the Company.

(e)   If the Company or the Partnership Representative receives notice of a proposed Company Adjustment from the IRS, the Partnership Representative shall so notify the Members in accordance with the provisions of Section 11.8(a)(i) and, if requested to do so by a Member, shall request modification of the Imputed Underpayment proposed in such notice in accordance with the Revised Partnership Audit Rules. Any such request by a Member shall describe the modifications or adjustment factors that the Member believes affect the calculation of the Imputed Underpayment in sufficient detail to substantiate the request for modification. All information required to support a requested modification shall be submitted by the Members to the Partnership Representative prior to the applicable deadline, subject to any extension granted by the IRS.

(f)   If the Company receives notice of a final Company Adjustment from the IRS, the Partnership Representative shall so notify the Members and Reviewed Year Members in accordance with the provisions of Section 11.8(a)(i) and, solely if requested to do so by Investor Member, shall make an election (a "Push-Out Election") under Section 6226 of the Code with respect to one or more Imputed Underpayments set forth in the final partnership adjustment notice. If a Push-Out Election is made, each Reviewed Year Member shall take into account its allocable share of the Company Adjustments that relate to the specified Imputed Underpayment (as determined with the Consent of each Investor Member for such Reviewed Year) and shall be liable for any taxes as described in Section 6226 of the Code and any applicable Treasury Regulations or other guidance prescribed by the IRS. Notwithstanding the foregoing, to the extent permitted by law, any Reviewed Year Member that is a partnership or S corporation may, at its option and in accordance with any applicable Treasury Regulations or other guidance prescribed by the IRS, elect (in lieu of paying its allocable share of such Company Adjustments) to push out the liability for taxes attributable to such Company Adjustments to its partners (including indirect partners). Any Push-Out Election shall be filed prior to the applicable deadline, shall be in such form, and shall contain such information, as required by the Revised Partnership Audit Rules. If a Push-Out Election is made, the Partnership Representative shall furnish to each Reviewed Year Member and the IRS, for each Reviewed Year prior to the applicable deadline, a statement that includes all items and information required under the Revised Partnership Audit Rules.

(g)   If the Company becomes obligated to make an Imputed Underpayment, within thirty (30) days after written notice from the Partnership Representative:

(i)   To the extent such Imputed Underpayment relates to an Excluded Event, each of the Members (including any Former Member) to whom such liability relates shall be obligated to pay an amount that is equal to its allocable share (determined in accordance with its Percentage Interest prior to the Adjustment Year) of such Imputed Underpayment to the Company;

(ii)   To the extent such Imputed Underpayment relates to a Manager Breach, the Managing Member shall be obligated to pay an amount that is equal to such Imputed Underpayment to the Company; and

(iii)   Otherwise, each of the Members (including any Former Member) to whom such liability relates shall be obligated shall make a subordinated loan to the Company in an amount that is equal to its allocable share of such Imputed Underpayment to the Company.

Any amount not paid by a Member (or Former Member) within such thirty (30) day period shall accrue interest at the rate of two percent (2%) over the Designated Prime Rate in effect at the end of the preceding calendar month, until paid in full. Any such payment made by any Member pursuant to Section 11.8(g)(i) or (ii) shall be treated as a Capital Contribution and, if and to the extent permitted by the Code and Regulations, any Capital Account reduction attributable to the Imputed Underpayment shall be allocated to the Members in proportion to such Capital Contributions. Any such payment made by any Former Member pursuant to Section 11.8(g)(i) or (ii) shall be treated as an indemnity payment and not as a Capital Contribution or loan to the

Company, but any payment made pursuant to Section 11.8(g)(iii) shall be treated as a loan to the Company and subject to repayment pursuant to Section 11.1 or 11.4 as if it were still a Member.

(h)   The obligations of each Member or Former Member under Sections 11.7 and 11.8 shall survive the transfer, redemption or liquidation by such Member of its Company Interest and the termination of this Agreement or the dissolution of the Company. For the avoidance of doubt, to the extent a Former Member has potential liability for amounts pursuant to Section 11.8(f) or (g) with respect to a Tax Dispute, such Former Member shall retain its rights pursuant Sections 11.7 and 11.8 with respect to such Tax Dispute.

11.9   Expenses of Partnership Representative. The Company shall indemnify and reimburse the Partnership Representative for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liabilities of the Members or Company. The payment of all such expenses shall be made before any distributions are made from Net Cash Flow, net proceeds from a Capital Transaction or any discretionary reserves are set aside by the Managing Member. The taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Partnership Representative and the provisions on limitations of liability of the Managing Member and indemnification set forth in Section 8.7 or 10.2 of this Agreement shall be fully applicable to the Partnership Representative in its capacity as such.

11.10   Special Allocations.

(a)   Notwithstanding any other provision of this Agreement, if there is a net decrease in the Company's minimum gain attributable to nonrecourse liabilities during any taxable year, each Member shall be specially allocated a pro rata portion of each of the Company's items of income and gain for such year (and, if necessary for subsequent years) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in such minimum gain during such taxable year as determined in accordance with the provisions of Treasury Reg. §§ 1.704-2(f) and 1.704-2(g)(2).

(b)   Notwithstanding any other provision of this Agreement, if there is a net decrease in the amount of the Company's minimum gain during any taxable year with respect to a Member nonrecourse debt, the Member bearing the economic risk of loss with respect to such Member nonrecourse debt shall be specially allocated a pro rata portion of each of the Company's items of income and gain for such taxable year (and, if necessary, for subsequent years) in proportion to, and to the extent of the amount of such Member's share of the net decrease in such minimum gain during such taxable year as determined in accordance with the provisions of Treasury Reg. §§1.704-2(i)(4) and 1.704-2(j)(2))(ii).

(c)   If in any taxable year there is a net increase in the amount of Company minimum gain attributable to a Member nonrecourse debt, the Member bearing the economic risk of loss attributable to such Member nonrecourse debt shall be specially allocated items of Company deduction and loss in proportion to and to the extent of the excess of:

(i)   the amount of such net increase, over

(ii) the aggregate amount of any distributions during such taxable year to such Member of the proceeds of such Member nonrecourse debt that are allocable to such increase in Company minimum gain. Items to be so allocated shall be determined in accordance with Treasury Reg. §1.704-2(j)(l).

The allocations provided for in this Section 11.10(c) are intended to comply with the allocations required by Treasury Reg. §1.704-2(i) and shall be applied consistently therewith. The Company's minimum gain shall be determined in accordance with Treasury Reg. § 1.704-2(d).

(d) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Reg. §§1.704-1(b)(2)(ii)(d)(4), (5) or (6) which cause or increase an Adjusted Capital Account Deficit (as defined below) of such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate (to the extent required by the Treasury Regulations under Code Section 704(b)) such Member's Adjusted Capital Account Deficit as quickly as possible.

For purposes of this Section 11.10, the term "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Company Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is otherwise treated as being obligated to restore under Treasury Reg. §1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Reg. §§1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Treasury Reg. §1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Reg. §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) Notwithstanding any other provision of this Section 11.10, in no event shall Losses of the Company be allocated to any Member if such allocation would result in such Member having an Adjusted Capital Account Deficit at the end of any taxable year. All Losses in excess of the limitation set forth in this Section 11.10(e) shall be allocated to each other Member that does not have an Adjusted Capital Account Deficit.

(f) Nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1) and (c)) for any Fiscal Year shall be allocated to the Members in accordance with their Percentage Interests.

(g) Any partner nonrecourse deductions (as defined in Treasury Regulation Section 1.704-2(i)) for any Fiscal Year shall be specially allocated to the partner who bears the economic risk of loss with respect to the partner nonrecourse debt to which such partner nonrecourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(h)   In the event that income, loss or items thereof are allocated to one or more Members pursuant to Sections 11.10(a), (b), (c), (d), (e), (f) or (g) subsequent income, loss or items thereof shall be allocated (subject to the provisions of Section 11.10(a), (b), (c), (d), (e), (f) or (g)) to the Members so that, to the extent possible in the judgment of the Managing Member and permitted by Treasury Regulations, the net amount of allocations shall be equal to the amount that would have been allocated had Section 11.10 not been applied.

(i)   Any taxable income of the Company resulting from its receipt of donations, contributions, grants, subsidies, or capital contributions of the Members shall be specifically allocated one hundred percent (100%) to the Managing Member as a nonrecurring item not affecting the allocation of general profits.

(j)   The State Historic Tax Credits shall be allocated to the Members in accordance with their Percentage Interests. For the avoidance of doubt, nothing in this Section 11.10(j) shall be construed to obligate the Managing Member to incur any liability whatsoever in connection with any income recognized by each Investor Member as a result of each Investor Member or any of its members subsequently claiming the State Historic Tax Credits.

ARTICLE 12
SALE, DISSOLUTION AND LIQUIDATION

12.1   Dissolution of the Company. The Company shall be dissolved upon:

(a)   the sale or other disposition of all or substantially all of the assets of the Company;

(b)   any other event causing the dissolution of the Company under the laws of the Formation State; or

(c)   the agreement of a Supermajority of the Investor Members and the Managing Member.

12.2   Winding Up and Distribution.

(a)   Upon the dissolution of the Company pursuant to Section 12.1, (i) a Certificate of Dissolution shall be filed in such offices within the Formation State as may be required or appropriate, and (ii) the Company business shall be wound up and its assets liquidated as provided in this Section 12.2 and the net proceeds of such liquidation shall be distributed in accordance with Section 12.2(b).

(b)   It is the intent of the Member that, upon liquidation of the Company, any liquidation proceeds available for distribution to the Member shall be distributed in accordance with the Member's respective positive Capital Account balance. In the event that, upon liquidation, there is any conflict between a distribution pursuant to the Member's Capital Account balance and the intent of the Member with respect to distribution of proceeds under Section 11.4, the Liquidator shall, notwithstanding the provisions of Sections 11.1, 11.2 and 11.3, allocate the Company's Profits or Losses in a manner that will cause the distribution of liquidation proceeds to the Members to be in accordance with the Member's respective positive Capital Account balances.

(c) The Liquidator shall file all certificates and notices of the dissolution of the Company required by law. The Liquidator shall proceed without any unnecessary delay to sell and otherwise liquidate the Company's property and assets; provided however, that if the Liquidator shall determine that an immediate sale of part or all of the Company property would cause undue loss to the Members, then in order to avoid such loss, the Liquidator may, except to the extent provided by the Act, defer the liquidation as may be necessary to satisfy the debts and liabilities of the Company to Persons other than the Members. Upon the complete liquidation and distribution of the Company assets, the Member shall cease to be the Member of the Company and the Managing Member shall cease to be Managing Member, and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by the law to terminate the Company.

(d) Upon the dissolution of the Company pursuant to Section 12.1, the accountants for the Company shall promptly prepare, and the Liquidator shall furnish to each Member, a statement setting forth the assets and liabilities of the Company upon its dissolution. Promptly following the complete liquidation and distribution of the Company property and assets, the Company accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which the Company assets were liquidated and distributed.

ARTICLE 13
BOOKS AND RECORDS, ACCOUNTING TAX ELECTIONS, ETC.

13.1   Books and Records; Accounting Method. The books and records of the Company shall be maintained on an accrual basis in accordance with generally accepted accounting principles, consistently applied, and retained for such period required by law or if longer, such period recommended by the Accountants. These and all other records and financial statements of the Company, including information relating to the status of the Property and information with respect to the sale by any Developer Entity of goods or services to the Company, shall be kept at the principal office of the Company and shall be available for examination there by any Member or by any member of each Investor Member, or its duly authorized representative, at any and all reasonable times but no more frequently than quarterly.

13.2   Bank Accounts. All funds of the Company not otherwise invested shall be deposited in one or more federally insured accounts maintained with at a bank mutually agreeable to the Managing Member, and withdrawals shall be made only in the regular course of Company business on such signature or signatures as the Managing Member may, from time to time, determine. No funds of the Company shall be deposited in any financial institution in which any Developer Entity is an officer, director or holder of a propriety interest.

13.3   Accountants. The Accountants shall be the accountants for the Company for the purposes of preparing income tax returns, the Cost Certification and the other relevant matters set forth in this Article XIII. The Managing Member and the Company hereby agree, authorize and direct the Accountants to provide contemporaneous copies to each Investor Member of all tax returns, Cost Certifications and any other information that the Accountants deliver to the Managing

Member or to the Company. The Accountants also shall review and sign the federal and applicable state income tax returns of the Company. Beginning in Company Fiscal Year 2024, The Managing Member or its designee shall complete the books of the Company in such time as will allow the Accountants to complete such tax returns within seventy-five (75) days after the end of such Company Fiscal Year, including providing to the Accountants, by no later than February 15 of each year, all financial statements and information needed to prepare the prior year's tax returns.

13.4   Reports to Members.

(a)   Within thirty (30) days of the end of each calendar quarter until Stabilized Operations and the end of each calendar quarter thereafter:

(i)   intentionally omitted;

(ii)   construction updates from the Managing Member or a qualified construction consultant;

(iii)   a report of the status of the construction progress with an updated construction schedule;

(iv)   a schedule detailing any reduction or termination of any reserve by application of funds therein for purposes of materially different from those for which such reserve was established;

(v)   a report of any Excess Development Costs or Operating Deficits or anticipated Excess Development Costs or Operating Deficits of the Company and the manner in which such Excess Development Costs or Operating Deficits will be funded; and

(vi)   a report of any material default by the Company under any Operating Documents or in payment of any mortgage, taxes, interest or other obligation on secured or unsecured debt.

(vii)   unaudited financial statements for the Company which may be prepared and certified by the Managing Member, including a balance sheet, statement of income or loss and statement of cash sources and applications

(b)   On or prior to March 1 of each Company Fiscal Year:

(i)   all necessary tax reporting information regarding the Company required by each Investor Member for preparation of their respective federal, state, and local income or franchise tax or information returns, or those of its members, for the preceding Company Fiscal Year, with respect to the Company. Notwithstanding the foregoing, the Company shall give each Investor Member an estimate of the amounts to be included on its K-1 within sixty (60) days after the expiration of each Company Fiscal Year; and

(ii)   a copy of the Company's federal, state and local tax or information returns for the prior Company Fiscal Year.

(c)   Within ninety (90) days after the expiration of the first Company Fiscal Year following Placement in Service of the Property, a Cost Certification of the Company's expenditures and unaudited financial statements prepared by the Accountants (provided however, that if reviewed or audited financial statements exist, those shall be provided), including: a balance sheet, a statement of operations, a statement of cash flows, a statement summarizing the calculation of tax credits and depreciation; and a statement of changes in Members' capital accounts;

(d)   Within ten (10) calendar days after receipt by the Company or occurrence, as applicable:

(i)   copies of all reports, notices, filings or correspondence sent or received regarding the occurrence of any event which has or may have a material adverse effect on the Company or the Property (including, without limitation, any reports, notices, filings or correspondence with any governmental agency regarding the Tax Credits; default notices, notices of reductions or elimination of benefits under any federal, state, or local program previously enjoyed by the Company; any default or failure of compliance with respect to the Loan or any other financial, contractual or governmental obligation of the Company or the Managing Member; notice of any IRS or Secretary proceeding involving the Company; notice of any demand for payment or draw under any construction completion guarantee, performance bond, or letter of credit regarding the Company; and notices regarding the Property's compliance with any regulatory restrictions imposed thereon);

(ii)   upon the occurrence of a Withdrawal Event, notice of such Withdrawal Event; and

(iii)   copies of all lawsuits or legal proceedings or alleged violations of law, and notices of all actions taken, or proposed to be taken, affecting a Developer Entity.

(e)   Intentionally omitted.

(f)   Prior to November 1 of each year, an estimate of each Investor Member's share of Federal Historic Tax Credits, State Historic Tax Credits, Net Cash Flow, distributions and Profits or Losses of the Company for federal and state income tax purposes for the current Company Fiscal Year. Such estimate shall be prepared by the Managing Member or the Accountants.

(g)   Reserved.

13.5   Section 754 Elections. In the event of a transfer of all or any part of the Interest of a Managing Member or of an Investor Member (or a member or partner thereof), the Company shall elect, pursuant to Sections 743 and 754 of the Code (or any corresponding provision of succeeding law), to adjust the basis of the Company property if, in the opinion of each Investor Member, based upon the advice of the Accountants, such election would be most advantageous to each Investor Member. Each Member agrees to furnish the Company with all information necessary to give effect to such election. The Managing Member shall not make other elections required or permitted under the Code unless it has received the direction or prior Consent of each Investor Member.

Upon request of ninety percent (90%) of the Investor Members, or upon the recommendation of the Accountants, the Company shall make an election to be treated as an "electing real property trade or business" under Section 163(j)(7)(B) of the Code and provide evidence of making such election effective no later than the end of the taxable year in which such request is made. Except as expressly provided in this Agreement, the Company has not made and will not make any elections under the Code, including pursuant to Tax Reform Act or Treasury Regulations thereunder, without the Consent of each Investor Member. The Company will file an election to opt-out of bonus depreciation that is otherwise available with respect to property which is part of the Project pursuant to Section 168(k) of the Code.

13.6   Company Fiscal Year. Except as the Code may otherwise require, Company Fiscal Year shall be the calendar year. Each Investor Member will inform the Managing Member of any change in its fiscal year.

13.7   Intentionally omitted.

ARTICLE 14
AMENDMENTS

This Agreement may be amended by the Managing Member, provided, however, that any proposed amendment to this Agreement (i) having a material adverse effect on any Investor Member shall require the written consent of at least 66.6% of the Investor Members, or (ii) any amendment required by law to be consented to by the Members shall require the consent set forth pursuant to such applicable law.

ARTICLE 15
CONSENTS, VOTING AND MEETINGS

15.1   Method of Giving Consent. Any Consent required by this Agreement may be given by a written Consent of the consenting Member, which written consent may be provided via electronic signatures (e.g. DocuSign) and received by the Managing Member at or prior to the doing of the act or thing for which the Consent is solicited.

15.2   Submissions to Investor Member. The Managing Member shall give each Investor Member, as applicable, Notice of any proposal or other matter required by any provision of this Agreement or by law to be submitted for consideration and approval of such Investor Member. Such Notice shall include any information required by the relevant provision or by law.

ARTICLE 16
GENERAL PROVISIONS

16.1   Burden and Benefit. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

16.2   Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York.

16.3   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

16.4   Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purposes of this Agreement is determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those provisions of this Agreement which are valid.

16.5   Entire Agreement. This Agreement and the documents referred to herein set forth all (and is intended by all parties to be an integration of all) of the representations, promises, agreements and understandings among the parties hereto with respect to the Company, the Company business and the property of the Company, and there are no representations, promises, agreements or understandings, oral or written, express or implied, among them other than as set forth or incorporated herein or therein.

16.6   Liability of the Investor Members. Notwithstanding anything to the contrary contained herein, neither any Investor Member nor any of its partners, general or limited, or members shall have any personal liability to any of the parties to this Agreement with regard to the representations and covenants extended, or the obligations undertaken, by the Investor Members under this Agreement. In the event that any Investor Member shall be in default under any of the terms of this Agreement, the sole recourse of any party hereto for any indebtedness due hereunder, or for any damages resulting from any such default by such Investor Member, shall be against the capital contributions of such Investor Member allocated to, and remaining for investment in, the Company; provided however, that under no circumstances shall the liability of any Investor Member for any such default be in excess of the amount of such Investor Member's Capital Contribution that is unpaid at the time of such default.

16.7   Notices.

(a)   Any and all notices, consents, approvals and other communications required or permitted under this Agreement (each, a "Notice") shall be deemed adequately given only if in writing delivered either in hand, by mail or by expedited commercial carrier which provides evidence of delivery or refusal, addressed to the recipient, postage prepaid and certified or registered with return receipt requested, if by mail, or with all freight charges prepaid, if by commercial carrier. All notices and other communications shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal. All such notices and other communications shall be addressed to the Members at their respective addresses set forth below or at such other addresses as any of them may designate by notice to the other Members.

(b)   Any Notice required by the provisions of this Agreement to be given to each Investor Member shall be addressed in the manner set forth in such Investor Member's Investment Agreement. Provided, however, that if the Investor Member's address for notice changes, such Investor Member shall be responsible to inform Managing Member of any such change, which

Managing Member shall cause to be reflected in the Registry of Shares, following which time any such notice shall be delivered to such address set forth in the Registry of Shares.

(c)   Any Notice required by the provisions of this Agreement to be given to the Company or the Managing Member shall be addressed as follows:

>   HAF Hudson MM LLC
>   89 Lexington Avenue
>   Albany, NY 12207
>   Attn: Pamela Howard
>
>   With a copy to:
>
>   Yots Law Firm P.C.
>   221 Bedford Avenue
>   Buffalo, NY 14216
>   Attn: Richard Rogers, Esq.

16.8   <u>Legal Fees.</u> In the event an action, suit or proceeding is commenced by one Member against the other in connection with this Agreement and/or the transaction contemplated hereby, the non-prevailing Member shall be required to reimburse the prevailing Member for all legal fees, costs and expenses incurred by the prevailing Member in connection therewith.

16.9   <u>Rights and Remedies.</u>

(a)   Unless otherwise specifically provided herein, the rights and remedies of any of the parties hereunder shall not be mutually exclusive, and the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provisions hereof. Each of the parties confirms that damages at law may be an inadequate remedy for breach or threat of breach of any provisions hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing herein contained is intended to limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other parties for a breach or threat of breach of any provision hereof, it being the intention by this paragraph to make clear that under this Agreement the respective rights and obligations of the Members shall be enforceable in equity as well as at law or otherwise.

(b)   To the extent permitted by law, each Member hereby irrevocably:

(i)   consents to any suit, action, or proceeding with respect to this Agreement being, if brought by each Investor Member, brought in any court of competent jurisdiction located in the State, as each Investor Member may elect and, if brought by the Managing Member, brought in any court of competent jurisdiction located in the State as the Managing Member may elect;

(ii)   waives any objection that it may have now or hereafter to the venue of any such suit, action or proceeding in any such court and any claim that any of the foregoing have been brought in any inconvenient forum;

(iii)   (a) acknowledges the competence of any such court, (b) submits to the nonexclusive jurisdiction of any such court in any such suit, action or proceeding, and (c) agrees that the final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon it and may be enforced in any court to the jurisdiction of which it is or may be subject by a suit upon such judgment, a certified copy of which shall be conclusive evidence of its liability;

(iv)   agrees that service of process in any suit, action or proceeding brought in any such court may be made at its address set forth in Section 16.7, or such other address designated by it pursuant to the terms of Section 16.7;

(v)   waives all claims of error by reason of any service effected in accordance with the provisions of subparagraph (iv) above and agrees that such service shall in every respect effect service upon it in any suit, action or proceeding and shall be taken and held to be valid personal service upon or personal delivery to it, to the fullest extent permitted by law; and

(vi)   waives trial by jury in any action related to this Agreement.

16.10   <u>Intentionally Omitted.</u>

16.11   <u>IRS Safe Harbor.</u> Section 4 of the IRS Safe Harbor sets forth a "Safe Harbor" that applies in the case of a partnership that validly claims Federal Historic Tax Credits (a "<u>Partnership</u>"). Pursuant to the IRS Safe Harbor, the IRS will not challenge a Partnership's allocations of validly claimed Federal Historic Tax Credits if the Partnership and its partners satisfy the IRS Safe Harbor. The Guarantor, the Managing Member, each Investor Member and the Company each intends to satisfy each of the requirements of the IRS Safe Harbor, including, without limitation, the prohibition of "<u>Impermissible Guarantees</u>" (as defined in the IRS Safe Harbor), and further intend that Investor Member constitute an 'Investor' and that the Company constitute a 'Partnership' as those terms are defined pursuant to the IRS Safe Harbor. Accordingly, the various guarantees provided for in this Agreement are intended to be "unfunded guarantees" (as described in Section .05(1)(c) of the Safe Harbor) and shall be interpreted and treated as such. The parties hereto affirm and direct that any ambiguity in the meaning of any provision of this Agreement shall be resolved in favor of an interpretation that would comply with the requirements of the IRS Safe Harbor, including without limitation, that the provisions set forth herein do not constitute Impermissible Guarantees.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have set their signatures to this Operating Agreement as of the date first written above.


MANAGING MEMBER:

HAF HUDSON MM LLC,
a New York limited liability company

By: Historic Albany Foundation, Inc.,
        a New York not-for-profit corporation
Its: Managing Member

By: _____
Name: Pamela Howard
Title: Authorized Signatory


EXHIBIT A

Registry of Shares

Name & Address	Capital Contribution	Percentage Interests Prior to Transition Date	Percentage Interests Post Transition Date
HAF Hudson MM LLC	2,461,319		90.1%

[To Be Updated by Managing Member at completion of the Offering.]

<u>HAF HOLDINGS II, LLC</u>

<u>FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT</u>

This FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT (the "Amendment") is dated as of September 28, 2023, by and among the undersigned members (the "Members") of HAF HOLDINGS II, LLC, a New York limited liability company having an address at 89 Lexington Avenue, Albany, New York 12207 (the "Company").

<u>W I T N E S S E T H</u>

WHEREAS, the Members previously entered into that certain Amended and Restated Operating Agreement of the Company dated as of March 31, 2023 (the "Operating Agreement"); and

WHEREAS, the undersigned Members desire to amend the Operating Agreement to adjust the projected placement in service date relating to the Project.

NOW, THEREFORE, in consideration of the promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. <u>Defined Terms</u>. Capitalized terms not defined herein shall have the meanings ascribed to them in the Operating Agreement.

2. <u>Amendment and Restatement of Definition of "Cut-Off Date"</u>. The Operating Agreement is hereby amended and restated, with respect to the definition of "Cut-off Date" within Article 2, <u>DEFINED TERMS</u>, as follows: "Cut-Off Date" means December 31, 2025.

3. <u>Amendment of Definition of "Projected Federal Historic Tax Credits"</u>. The

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Operating Agreement is hereby amended, with respect to the definition of "Projected Federal Historic Tax Credits" within Article 2, <u>DEFINED TERMS</u>, as follows: "Company Fiscal Year 2024" is hereby deleted and replaced with "Company Fiscal Year 2025."

4. Amendment of Definition of "Projected State Historic Tax Credits". The Operating Agreement is hereby amended, with respect to the definition of "Projected State Historic Tax Credits" within Article 2, <u>DEFINED TERMS</u>, as follows: "Company Fiscal Year 2024" is hereby deleted and replaced with "Company Fiscal Year 2025."

5. Amendment and Restatement of Definition of "Stabilized Operations Date". The Operating Agreement is hereby amended and restated, with respect to the definition of "Stabilized Operations Date" within Article 2, <u>DEFINED TERMS</u>, as follows: "Stabilized Operations Date" means December 31, 2025.

6. Amendment and Restatement of Definition of "Substantial Completion Date". The Operating Agreement is hereby amended and restated, with respect to the definition of "Substantial Completion Date" within Article 2, <u>DEFINED TERMS</u>, as follows: "Substantial Completion Date" means September 30, 2025.

7. Amendment and Restatement of Section 4.1(vv). Section 4.1(vv) is amended and restated in its entirety as follows: "The Managing Member anticipates that valid issuance of Part 3 Approval of the Rehabilitation by the Secretary designating the Rehabilitation as a "certified rehabilitation"

pursuant to Section 47(c)(2)(C) of the Code shall occur no later than December 31, 2025;"

8. Other Rights Unaffected. The parties covenant and agree that, except as specifically described herein, all rights, powers, obligations and benefits of the Members as set forth in the Operating Agreement shall remain unaffected by this Amendment.

9. Amendment. This Amendment may be modified or amended only by a written instrument signed by all of the parties.

10. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

Managing Member:

HAF HUDSON MM LLC
A New York limited liability company

By Historic Albany Foundation, In.
   A New York not-for-profit corporation
   Its managing member

By: _____
Name: Pamela Howard
Title: Authorized Signatory

Signature page to the First Amendment to Amended and Restated Operating Agreement of HAF Holdings II, LLC.